Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Minutes of the Meeting of the Board of Directors held on March 13, 2017
2.	Manual for Shareholders’ Participation

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2017)

Date, Time e Location:

March 13, 2017, at 2:30 pm, at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, n. 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, including participation by phone.

Deliberações:

1.	Pursuant to Article 28, item “i” of the Company’s Bylaws, the members of the Board of Directors discussed and determined the composition of the slate, to be proposed by this body, slate that will be competing in the election of the members of the Board of Directors to be held at the next annual shareholders’ meeting of the Company. The slate indicated by this Board will be composed of:

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Guilherme Aguiar Cunha

Pedro Wongtschowski

2.	Pursuant to Article 20, paragraph 2 of the Company’s Bylaws, the Board of Directors authorizes the Company’s Board of Executive Officers to disclose the slate indicated hereby, providing all the documents required by the applicable law and by the Bylaws.

3.	The members of the Board of Directors were informed about the proposal of overall compensation for the management and for the Fiscal Council, which will be submitted to the shareholders at the time of the call notice of the Annual General Shareholders’ Meeting of the Company, and expressed their approval to such proposal.

4.	The members of the Board of Directors, aiming to align long-term interests between executives and shareholders, as well as retain executives, decided to grant, pursuant to the terms of the plan approved at the Extraordinary Shareholders’ Meeting of the Company held on January 26, 2003, shares issued by the Company to certain executives, according to the proposal of the Compensation Committee’s and the CEO, proposal filed at the Company’s headquarters.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on March 13, 2017)

5.	The members of the Board of Directors, also aiming to align long-term interests among shareholders, executives and employees, as well as retain such executives and employees, discussed a proposal for a new stock-based incentive plan, as proposed by the Compensation Committee and the CEO, and decided to recommend and submit to the shareholders approval in the Company’s Extraordinary Shareholders’ Meeting to be held with the Annual General Shareholders’ Meeting.

6.	Finally, the Board of Directors decided to convene the Company’s Annual General and Extraordinary Shareholders’ Meeting, both to be held on April 19, 2017.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chariman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Manual for Shareholders’ Participation

Annual and Extraordinary

General Shareholders’ Meeting

of April 19, 2017

3	Message from the Management
4	Call notice
8	Additional procedures
9	Management Proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:

Exhibit I—Financial statements referring to the fiscal year ended on December 31, 2016, including (i) the Management Report of the fiscal year ended on December 31, 2016; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council

Exhibit II—Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form
Exhibit III—Allocation of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09
Exhibit IV— Information about the candidates for members of the Fiscal Council indicated or supported by the management, under the terms of items 12.5 to 12.10 of the Reference Form
Exhibit V—Management and Fiscal Council compensation proposal
Exhibit VI—Information about the management compensation, under the terms of item 13 of the Reference Form
Exhibit VII – Proposal of a new stock-based incentive plan, pursuant to Annex 13 of CVM Instruction 481/09
Exhibit VIII— Proposal of a new stock-based incentive plan
Exhibit IX – Proposal of increase in Ultrapar’s capital, pursuant to Annex 14 of CVM Instruction 481/09
Exhibit X – Report on the source and rational for the proposed amendments to the bylaws of Ultrapar Participações S.A.
Glossary of the terms used in items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document
Remote voting form
Model for power of attorney Anexo III—Proposta de destinação do lucro líquido do exercício, conforme Anexo 9-1-II da Instrução CVM nº 481/09;

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Annual and Extraordinary General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 19, 2017, at 16:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice, to be published in the newspapers Valor Econômico on March 20, 21 and 22, 2017 and Diário Oficial do Estado de São Paulo on March 18, 21 and 22, 2017, also available at the Company’s website (www.ultra.com.br).

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification by e-mail Invest@ultra.com.br or telephone +55 11 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

We count on your presence.

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 19, 2017, at 4:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Shareholders’ Meeting”), in order to vote on the following matters:

1.	Annual General Shareholders Meeting

1.1.	Analysis and approval of the Management Report, Management accounts and financial statements of the fiscal year ended on December 31, 2016, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

1.2.	Allocation of net earnings for the fiscal year ended on December 31, 2016;

1.3.	Setting of the number of members to be elected to the Board of Directors;

1.4.	Election of the members of the Board of Directors;

1.5.	Approval of the Management’s compensation;

1.6.	Based on the request for installation of the Fiscal Council submitted by shareholders representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to article 161 of the Brazilian Corporate Law and CVM Instruction 324/00:

1.6.a.	Election of the effective and alternate members of the Fiscal Council; and

1.6.b.	Approval of their compensation.

2.	Extraordinary Shareholders Meeting

2.1.	Proposal for a new stock-based compensation plan;

2.2.	Incorporation of the total amount registered in the retained profits reserve, which will result in Ultrapar’s capital increase, without the issuance of new shares; and

2.3.	Amendment and consolidation of Ultrapar’s Bylaws.

Election of the members of the Board of Directors—Procedure to request the adoption of cumulative vote

The minimum percentage of voting capital necessary for requesting the adoption of cumulative vote for the election of members of the Board of Directors is 5% (five percent) of the voting shares, according to CVM Instruction 165/91, amended by CVM Instruction 282/98.

Pursuant article 21 of the Company’s Bylaws and article 141, paragraph 1 of the Brazilian Corporate Law, such option shall be exercised by shareholders up to 48 (forty eight) hours prior to the Meeting.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Meeting in person or represented by proxies, upon the fulfilment of the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

The Company will adopt for this Shareholders’ Meeting the remote voting system in accordance with CVM Instruction 481/09, allowing its shareholders to send, through their respective custodian institution or bookkeeping institution or directly to the Company, a Remote Voting Form, as provided by the Company together with other documents to be discussed at the Shareholders’ Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Manual for Shareholders’ Participation.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•	Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and;

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 4:00 p.m. of April 17, 2017.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction 481/09, the documents and information regarding the matters to be approved, as well as the General and Extraordinary Shareholders’ Meeting Manual and other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company’s headquarters, in the BM&FBOVESPA website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br).

São Paulo, March 17, 2017.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to, 4:00 p.m. of April 17, 2017.

Remote Voting

The form and other supporting documents shall be filed at the Company within 7 days from the GESM date, that is, until 04/13/17.

MANAGEMENT PROPOSAL

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Company”) hereby presents to the Company’s Shareholders the following Management Proposal, regarding the matters to be deliberated upon at the Company’s Annual and Extraordinary General Shareholders’ Meeting, to be held on April 19, 2017, at 4:00 p.m.

1) At the General Shareholders’ Meeting:

1.1) Analysis and approval of the Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2016 together with the report from the Independent Auditors and the opinion from the Fiscal Council.

The Management’s Report and financial statements of the fiscal year ended on December 31, 2016 were filed with the CVM on February 22, 2017, and published in wide-circulation newspapers on February 24, 2017. The mentioned documents (i) were approved by the Board of Directors at a meeting held on February 22, 2017 and (ii) obtained a favorable opinion from the Company’s Fiscal Council. The financial statements were audited and received a report with an unqualified opinion from the Company’s independent auditors, Deloitte Touche Tohmatsu. Such documents are available in Exhibit I of the present proposal. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form (“Formulário de Referência”), are available in Exhibit II. We propose the approval of the documents mentioned above by the Company’s shareholders.

1.2) Allocation of net earnings for the fiscal year ended on December 31, 2016

Pursuant to item II of paragraph 1 of article 9 of CVM Instruction 481/09, and in the format of annex 9-1-II of the same instruction, we have made available information regarding the allocation of net earnings for the fiscal year ended on December 31, 2016 in Exhibit III. We propose the approval of the allocation of net earnings according to Exhibit III, which presents a correction in the allocation of the amounts to be distributed in the form of mandatory and complementary dividends that was included in Explanatory Note 23.g. – Dividends and allocation of net income for the year – for the Company’s financial statements, with no impact on the total amounts to be distributed.

1.3) Setting of the number of members to be elected to the Board of Directors

According to the CVM’s opinion expressed at a meeting held on 11/04/2014 (CVM Processes n. RJ2013/4386 and RJ2013/4607), the definition of the number of members of the Board of Directors, when the bylaws provide for a minimum and maximum number, shall be subject to a resolution at the General Shareholders’ Meeting. Our Bylaws establish that the Board of Directors shall be comprised of five (5) to nine (9) members, of which at least thirty percent (30%) must be Independent Directors, pursuant to Article 18 of the Company’s Bylaws.

Therefore, we propose the maintenance of the current number of members to compose the Board of Directors in 9 (nine) members.

It is worth mentioning the possibility of a request for cumulative vote for the election of the members of the Board of Directors, provided that it is required by shareholders representing 5% (five percent) of the common shares, in accordance with CVM Instruction 165/91, as amended by CVM Instruction 282/98. In this hypothesis, the election will not be conducted through the nomination of a slate of candidates as described in article 21, paragraph 3 of the Company’s Bylaws.

1.4) Election of the members of the Board of Directors.

Pursuant to paragraph 1 of article 20 of the Company’s Bylaws, we propose the election of the slate formed by the candidates below as members of the Board of Directors.

-	Alexandre Gonçalves Silva

-	Carlos Tadeu da Costa Fraga

-	Jorge Marques Toledo Camargo

-	José Mauricio Pereira Coelho

-	Lucio de Castro Andrade Filho

-	Nildemar Secches

-	Olavo Egydio Monteiro de Carvalho

-	Paulo Guilherme Aguiar Cunha

-	Pedro Wongtschowski

We believe the proposed state of candidates presents a balanced combination of qualifications, based on expertise, experience and skills that are together relevant to the Company. The proposed composition is the same as the current Board, where four of the directors initiated their first term in 2015, when the last election of Ultrapar’s Board of Directors occurred. Therefore, they represent a continuity in the work that has been developed by the Company’s management.

Information on the professional background of the candidates is available in Exhibit IV, according to items 12.5 to 12.10 of the Reference Form.

1.5) Approval of the Management’s compensation

We propose the approval of the Company’s Management compensation proposal according to the terms presented in Exhibit V. In order to allow for a better understanding of the rationale of the present proposal, we disclose additional information regarding the Management’s compensation policies and practices in Exhibit VI, according to item 13 of the Reference Form.

1.6) Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company:

1.6.a) Election of the members of the Fiscal Council

Considering that the Fiscal Council will be established by request of a shareholder representing more than 2% of voting shares issued by the Company, pursuant to article 161 of the Brazilian Corporate Law, paragraph 2, we propose the election of the following candidates as members of the Company’s Fiscal Council, as well as their alternates.

As effective members of the Fiscal Council:

-	Flavio César Maia Luz

-	Geraldo Toffanello

-	Nilson Martiniano Moreira

As	alternate members of the Fiscal Council:

-	Márcio Augustus Ribeiro

-	Pedro Ozires Predeus

-	Paulo Cesar Pascotini

Information on the professional background of the candidates is available in Exhibit IV, according to items 12.5 to 12.10 of the Reference Form.

1.6.b) Approval of their compensation

We propose the approval of the compensation of the members of the Fiscal Council for their term of office according to the terms presented in Exhibit V.

2) At the Extraordinary Shareholders’ Meeting:

2.1) Proposal of a new stock-based incentive plan

We propose the approval of a new stock-based incentive plan to establish general terms and conditions to grant common shares issued by the Company held in treasury to executives or employees of the company or of other companies under its direct or indirect control. Such process might or might not include granting the beneficial ownership and rights of the shares; with subsequent vesting of the effective ownership. The plan aims at:

(i)	stimulating expansion and sustainable results of the Company in order to meet its corporate goals, promoting the alignment of long-term interests among shareholders, executives, and employees; and

(ii)	strengthening the ability to effectively attract, retain and motivate highly qualified executives and employees.

The information related to this item is available in Exhibit VII, under the terms of annex 13 of CVM Instruction 481/09 and also in Exhibit VIII (Stock-based remuneration plan).

2.2) Incorporation of the total amount recorded in the retained profit reserve, with the consequent increase in Ultrapar’s capital, without the issuance of new shares

We propose the capital increase upon the incorporation of the total amount recorded in the retained profits reserve, with the consequent increase in Ultrapar’s capital stock, in the amount of R$ 1,333,065,504.08 (one billion, three hundred and thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents), from R$ 3,838,686,104.00 (three billion, eight hundred and thirty-eight million, six hundred and eighty-six thousand, one hundred and four Reais) to R$ 5,171,751,608.08 (five billion, one hundred and seventy-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents), without the issuance of new shares, considering the complete execution of capital budget related to such reserve, with the consequent proposal to amend the Company’s Bylaws according to item 2.3 described below. The information related to this item is available in Exhibit IX, according to annex 14 of CVM Instruction 481/09.

2.3) Amendment and consolidation of Ultrapar’s Bylaws

We propose the amendment and subsequent consolidation of Ultrapar’s Bylaws, as described in Exhibit X of this document. The proposed amendments reflect mainly (i) a change in the capital stock, as mentioned in item 2.2 above, and (ii) the change of the name of the “Compensation Committee” and the number of members of this committee to better reflect the duties performed by the body.

The comparison table of proposed amendments to the Bylaws, as well as their rationale, in compliance with CVM Instruction 481/09, can be found in Exhibit X.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction 481/09, of December 17, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents necessary to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM’s website (www.cvm.gov.br), in the Company’s headquarters, in the BM&FBOVESPA’s website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br).

São Paulo, March 17, 2017.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

EXHIBITS

EXHIBIT I – FINANCIAL STATEMENTS

NOTE : This Annex was previously filed on Ultrapar’s Form 6-K dated February 22, 2017

EXHIBIT II – ITEM 10 OF THE REFERENCE FORM (MD&A)

EXHIBIT II – ITEM 10 OF THE REFERENCE FORM (MD&A)

10.	Management discussion

10.1 - Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 22, 2017, including the Notes thereto, and other financial information included elsewhere in this document.

a. General financial and equity conditions

Company overview

Ultrapar is a multi-business Company with almost 80 years of history, with distinguished position in the markets in which it operates. Our five principal segments are:

•	the LPG distribution business, conducted by Ultragaz;

•	the fuels distribution business, conducted by Ipiranga;

•	the chemical and petrochemical business, conducted by Oxiteno;

•	the storage for liquid bulk business, conducted by Ultracargo; and

•	the retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene, lubricants and ARLA through a network of 7.6 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its main derivatives, and is a major producer of specialty chemicals, particularly surfactants. It produces approximately 1.1 thousand products used in various industrial sectors such as cosmetics, detergents, agrochemicals, packaging, textiles, paints and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil. Extrafarma operates in distribution and retail pharmacy sector, with 315 stores at the end of 2016, one of the leaders in its operational area and the sixth largest drugstore chain in Brazil according to the ABRAFARMA ranking.

In 2016, Ultrapar implemented initiatives and projects that allow us to establish new sources of growth paths for our businesses. The execution of the sale and purchase agreements for the acquisitions of ALESAT, in the fuels distribution segment, and Liquigás, in the LPG distribution segment, and the creation of a new lubricants business in partnership with Chevron are examples of key initiatives for Ultrapar’s future growth. Such initiatives did not affect the company’s general financial and equity conditions.

On January 31, 2014 the transaction with Extrafarma was closed upon approval of the association by the Extraordinary General Shareholders’ Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 2014, exclusively to the months from February to December.

2016

In a year characterized by the worsening of the crises on both political and economic fronts, Brazil ended 2016 with a combination of slowing business activity and a deterioration in disposable incomes and employment, thus curbing consumption and creating a challenging business environment. In the second half, there were some sporadic signs of improvement and inflation rates declined paving the way for cuts in the basic interest rate from 14.25% at the end of 2015 to 13.75% in 2016. The average R$/US Dollar exchange rate in 2016 was R$ 3.49 compared with R$ 3.33 in 2015, a devaluation of 5% of the Real on average albeit with an appreciating tendency of 17% during 2016. The number of light vehicles licensed during the year amounted to 2.0 million, making for a 2% growth in the fleet in 2016. The downturn in the global economy and the decisions of production of the OPEC member countries had influenced international oil prices, which began the year at US$ 36/barrel (Brent) and closed 2016 at US$ 55/barrel. In the petrochemical market, ABIQUIM (the Brazilian Chemical Industry Association) data indicated an increase of 5% in 2016 in National Apparent Consumption. Sales in the retail pharmacy sector, according to data from members of Abrafarma (the Brazilian Association of Pharmacies and Drugstores), grew 11% in 2016. In 2016, Ultrapar’s net sales and services amounted to R$ 77.4 billion, EBITDA amounted to R$ 4,216.7 million and net earnings amounted to R$ 1,570.6 million. Net debt to EBITDA ratio in the end of 2016 was 1.4 times, slightly above the ratio at the end of 2015. Ultrapar ended 2016 with total assets of R$ 24.2 billion and shareholders’ equity of R$ 8.6 billion.

2015

The business environment remained challenging in 2015, with the combination of economic slowdown, higher unemployment levels, inflation above target, rising interest rates and depreciation of the Real. Political instability created hurdles to approve tax adjustments necessary to Brazil, resulting in the downgrade of the sovereign rating by credit rating agencies. With the purpose of curbing soaring inflation rates found over the year, the Brazilian Central Bank raised the basic interest rate, from 11.75% at the end of 2014 to 14.25% at the end of 2015. GDP expectations for 2015, according to data published in the Focus Bulletin of the Central Bank of Brazil, began the year with a perspective of growth of 0.5% and ended with an expected drop of almost 4%. The average Real/Dollar exchange rate in 2015 was R$ 3.33/US$ as compared to R$ 2.35/US$ in 2014, an increase of 42%. The number of light vehicles licensed totaled 2.5 million units, allowing the fleet to a 3% estimated growth in 2015. The deceleration in global economy and the decisions of production of the OPEC member countries had influence on the international oil price, which started the year at a price of US$ 56/barrel (Brent), remained stable in the first semester and ended 2015 at a price of US$ 36/barrel. The drop in oil prices and the increases in oil derivatives prices by Brazilian refineries maintained average domestic prices above international benchmarks. In the petrochemical market, ABIQUIM data showed a drop of 7% in 2015 in the national apparent consumption. Sales in the retail pharmacy sector, according to data from members of ABRAFARMA, continued to grow in nominal terms although at a lower level, showing a 12% increase in 2015. In 2015, Ultrapar’s net sales and services amounted to R$ 75.7 billion, EBITDA amounted to R$ 3,953.3 million and net earnings amounted to R$ 1,513.0 million. Net debt to EBITDA ratio in the end of 2015 was 1.2, slightly below the index at the end of 2014. Ultrapar ended 2015 with total assets of R$ 21.0 billion and shareholders’ equity of R$ 8.0 billion.

2014

Deterioration of macroeconomic environment continued in 2014, as in 2013. The scenario was formed by the combination of inflation above the target, weak economic activity, expansionary fiscal policy and rising interest rates. With the purpose of curbing soaring inflation rates verified over the year, the Brazilian Central Bank raised the basic interest rate of the economy, from 10% at the end of 2013 to 11.75% at the end of 2014. GDP growth expectations in 2014, measured by the Central Bank’s Focus report, started 2014 with a perspective of 2.0% and 2015 are recently pointing towards a negative progression. Despite the weak performance of the Brazilian economy, in contrast to a rebound of the U.S. economy, the Real remained relatively stable against the dollar until third quarter, when the devaluation started. The average Real to dollar exchange rate in 2014 was R$ 2.35/US$ compared to R$ 2.16/US$ in 2013, but reaching R$ 2.66/US$ at the end of 2014. The number of light vehicles licensed totaled 3.3 million in 2014, which lead to a 6% growth of the fleet in 2014. Sales in the retail pharmacy sector, according to data from members of ABRAFARMA, grew 13% in 2014, continuing the growth seen in recent years. In 2014, Ultrapar’s net sales and services amounted to R$ 67.7 billion, EBITDA amounted to R$ 3,157.9 million and net earnings amounted to R$ 1,251.2 million. Net debt to EBITDA ratio in the end of 2014 was 1.3, stable compared to the ratio at the end of 2013. Ultrapar ended 2014 with total assets of R$ 19.5 billion and shareholders’ equity of R$ 7.7 billion.

b. Capital structure and possibility of redemption of shares

Capital structure

Ultrapar’s capital as of December 31, 2016 amounted to R$ 3,838.7 million, composed by 556,405,096 common shares, without par value.

2016

Ultrapar’s gross debt at the end of the fiscal year 2016 was R$ 11,417.1 million with a gross cash position of R$ 5,701.8 million, resulting in a net debt position of R$ 5,715.3 million, an increase of R$ 786.8 million in relation to 2015, in line with the growth of the Company. On December 31, 2016, shareholders’ equity amounted R$ 8,558.6 million, resulting in a net debt to shareholders’ equity ratio of 67%.

2015

Ultrapar ended the fiscal year 2015 with a gross debt of R$ 8,901.6 million and cash of R$ 3,973.2 million, resulting in a net debt of R$ 4,928.4 million, an increase of R$ 953.4 million compared to 2014, in line with the growth of the company. On December 31, 2015, shareholders’ equity amounted to R$ 7,974.1 million, resulting in a net debt to shareholders’ equity ratio of 62%.

2014

Ultrapar ended the fiscal year 2014 with a gross debt of R$ 8,375.2 million and cash of R$ 4,400.1 million, resulting in a net debt of R$ 3,975.1 million, an increase of R$ 549.2 over 2013, in line with the Company’s growth. On December 31, 2014, shareholders’ equity amounted to R$ 7,726.6 million, resulting in a net debt to shareholders’ equity ratio of 51%.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this document refer exclusively to the months from February to December 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014 the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$ 26.0 million, that was received by Ultrapar in 3Q15. The number of shares of subscription warrants—indemnification may be exercised from 2020, it is adjusted according to the variations of provisions for tax, civil, and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The fair value of subscription warrants – indemnification is calculated based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to receive dividends until that date. The value of the association totaled R$ 719.9 million. For more information, see Notes 3.a and 22 to our 2014 financial statements.

(R$ million)	2016	% of shareholders’ equity	2015	% of shareholders’ equity	2014	% of shareholders’ equity
Gross debt	11,417.1	133%	8,901.6	112%	8,375.2	108%
Cash and financial investments	5,701.8	67%	3,973.2	50%	4,400.1	57%
Net debt	5,715.3	67%	4,928.4	62%	3,975.1	51%

c. Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. In 2016, Ultrapar signed agreements for the acquisitions of ALESAT, in the fuel distribution segment, and Liquigás, in the LPG distribution segment, and for the creation of a new lubricants business with Chevron. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of 31 of December 2016, we had R$ 5,686.7 million in cash, cash equivalents and short-term investments. The gross indebtedness due between January and December 2017, including estimated interests on loans, totals R$ 3,039.9 million. Furthermore, the investment plan for 2017 totals R$ 2,173.7 million.

We anticipate that we will spend approximately R$ 15.2 billion in the next five years to meet long-term contractual obligations, including the amortization of existing loans and financings, and respective payment of interests, as well as the 2017 budgeted capital expenditures.

(R$ million)	2017-2021
Contractual obligations	1,763.3
Investment plan for 2015	2,173.7
Financing(¹)	8,423.9
Estimated interest payments on financing(²)	2,531.1
Hedging instruments(³)	337.7
Total	15,229.6

(¹)	Does not include currency and interest rate hedging instruments.
(²)	Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. The fair value information of such derivatives is available in Note 31, filed with the CVM on February 22, 2017. To calculate the estimated interest on loans certain macroeconomic assumptions were used, including, on average for the period, (i) CDI of 11.5% p.a., (ii) exchange rate of the Real against the U.S dollar of R$ 3.40 in 2017, R$ 3.66 in 2018, R$ 3.93 in 2019, R$ 4.21 in 2020 and R$ 4.51 in 2021, (iii) TJLP of 7.5% p.a. and (iv) IGP-M of 4.6% in 2017, 4.5% in 2018, 4.5% in 2019 and 4.5% in 2020.
(³)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2016 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) on December 31, 2016. In the table above, only hedging instruments expected to generate losses at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d. Sources for financing working capital and investments in non-current assets

We reported cash flow from operations of R$ 2,513.7 million, R$ 3,201.7 million and R$ 2,650.7 million in 2016, 2015 and 2014, respectively. In 2016, our cash flow from operations was R$ 688.0 million lower than that of 2015, despite the 7% EBITDA growth and lower investment in working capital in the comparison with 2015. Due to the use of the indirect method of cash flow, interest on financial liabilities and variations on the exchange rates were R$ 818.8 million in the operational cash flow in 2016 compared to 2015. Excluding the effects of interests on financial liabilities and exchange rates, operational cash flow increased by R$ 130.8 million. In 2015, our operational cash flow was R$ 551.0 million higher than that of 2014, mainly due to the growth in operations, partially offset by an increase in investment in working capital, that grew from a divestment of R$ 99.0 million to an investment of R$ 436.2 million in 2015.

Cash flow of investing activities used an amount of R$ 1,848.8 million, R$ 801.8 million and R$ 1,540.2 million in 2016, 2015 and 2014, respectively. In 2016, Ultrapar continued with an investment strategy focused on the continuing growth of scale and competitiveness, better serving an increasing number of customers. In 2016, 2015 and 2014, we invested R$ 1,637.9 million, R$ 1,334.2 million and R$ 1,215.7 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments in ConectCar amounted to R$ 47.3 million, R$ 41.1 million and R$ 28.5 million in 2016, 2015 e 2014, respectively.

Cash flows from financing activities totaled a cash generation of R$ 928.4 million in 2016 and cash used of R$ 2,520.7 million and R$ 539.3 million in 2015 and 2014, respectively. In 2016, cash flow used by financing activities increased in R$ 3,449.1 million compared to 2015, mainly as a result of lower use of resources for amortization of debt and an increase of R$ 1,307.8 million in new loans and financings, that strengthened the cash position and extended the Company’s debt profile. In 2015, cash flow used by financing activities increased in R$ 1,981.4 million compared to 2014, mainly as a result of increased use of resources for amortization of debt and interest payment and for acquisition of shares issued by the Company (share buyback program). Accordingly, cash and cash equivalents totaled R$ 4,274.2 million in 2016, R$ 2,702.9 million in 2015 and R$ 2,827.4 million in 2014.

e. Sources for financing working capital and investments in non-current assets to be used in case of deficiencies in liquidity

In 2016, 2015 and 2014, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2017. In addition, if necessary, we have access to third party financing resources.

f. Indebtedness level and debt profile

Our total indebtedness, considering all current liabilities and non-current liabilities, grew by 22%, from R$ 12,738.9 million as of December 31, 2015 to R$ 15,601.1 million as of December 31, 2016.

Our gross financial debt increased by 28% from R$ 8,901.6 million as of December 31, 2015 to R$ 11,417.1 million as of December 31, 2016. Our short-term financial debt was equivalent to 22% of our gross debt as of December 31, 2016 and to 12% as of December 31, 2015.

The table below shows our financial indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31, 2016	Principal amount of outstanding debt and accrued interest as of
			12/31/2016	12/31/2015	12/31/2014
Foreign currency – denominated loans:
Foreign loan	US$	LIBOR(1) + 0.7%	942.5	1,111.7	603.0
Foreign loan	US$	+2.1	486.5	576.6	—
Foreign loan	US$	LIBOR(1) + 1.4%	332.6	397.6	158.0
Financial institutions	US$	LIBOR(1) + 3.0%	195.0	—	—
Advances on foreign exchange contracts	US$	+3.0%	111.1	222.5	184.1
Financial institutions	US$	+2.7%	109.9	142.8	113.9
Financial institutions	US$	LIBOR(1) + 3.0%	195.0	77.8	53.3
Foreign currency advances delivered	US$	+2.7%	32.6	50.1	25.4
Financial institutions	MX$	+6.6%	24.6	—	—
Financial institutions	MX$(2)	TIIE(2) + 1.0%	9.6	27.1	32.3
BNDES	US$	+6.0%	7.1	24.1	33.2
Financial institutions	Bs$(7)	+24.0%	0.4	—	—
Financial institutions	US$	+5.3%	2,412,1	—	664.1
Brazilian Reais – denominated loans:
Banco do Brasil – floating rate	R$	107.4% do CDI	2,956.5	3,115.8	2,873.6
Debentures – 1st and 2nd issuances IPP	R$	107.1% do CDI	1,914.5	1,413.1	1,409.5
Debentures—5th issuance	R$	108.3% do CDI	832.4	833.1	874.3
BNDES	R$	TJLP (3) + 2.4%	307.6	409.3	531.0
Export Credit Note – floating rate	R$	101.5% do CDI	158.8	158.6	—
Banco do Nordeste do Brasilia	R$	8.5%(4)	47.1	66.1	85.1
FINEP	R$	+4.0%	48.7	61.7	74.8
BNDES	R$	+5.5%	40.3	49.7	62.6
Finance leases	R$	IGP-M(5) + 5.6%	48.6	45.5	45.9
BNDES	R$	SELIC(6) + 2.3%	71.4	30.9	—
BNDES EXIM	R$	TJLP(3) + 3.5%	62.1	—	—
Export Credit Note	R$	+8.0%	—	27.0	25.7
FINEP	R$	TJLP(3) + 0.9%	34.6	11.2	9.1
Working capital loans Extrafarma – fixed rate	R$	+10.3%	—	1.2	3.4
BNDES EXIM	R$	SELIC(6) + 3.9%	28.1	—	—
Fixed finance leases	R$	CDI + 2.8%	0.1	0.3	0.5
FINAME	R$	TJLP(3) + 5.7%	0.1	0.3	0.5
Floating finance leases	R$	+15.6%	0.0	0.1	0.7
Banco do Brasil – fixed rate	R$	+12.1%	—	503.9	503.9

Total loans			11,214.8	8,854.2	8,367.8
Currency and interest rate hedging instruments			202.4	47.4	7.4

Total			11,417.1	8,901.6	8,375.2

(1)	LIBOR –London Interbank Offered Rate.
(2)	MX$—Mexican peso; TIIE—Mexican interbank balance interest rate.
(3)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. As of December 31, 2016, TJLP was fixed at 7.5% p.a.
(4)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. As of December 31, 2016, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.
(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Fundação Getúlio Vargas.
(6)	SELIC – basic interest rate set by the Brazilian Central Bank
(7)	Bs$ = Bolívar.

Our consolidated debt as of December 31, 2016 had the following maturity schedule:

Year	Maturities
	(R$	million	)
2017		2,475.6
2018		3,203.4
2019		1,699.0
2020		694.0
2021		554.2
2022 thereafter		2,791.0

Total		11,417.1

See “Item 10.1.c. Capacity to meet our financial commitments”.

i. Relevant loan and financing contracts

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary IPP.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiary are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Foreign loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 30). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by Ultrapar.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
March/17	70.0	99.5
September/17	150.0	103.7
July/18	60.0	103.0
September/18	80.0	101.5
November/18	80.0	101.4

Total / average cost	440.0	102.1

2) The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 31). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A. On December 20, 2016, the subsidiary Oxiteno Overseas contracted a new foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The proceeds from the operation were received in January 2017 and used in the settlement of existing loan. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

3) The subsidiary LPG International has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

4) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar is compliant with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

BNDES

Ultrapar and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, to be verified in the annual consolidated audited financial statements:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$ 40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alkoxylation plant in the state of Texas.

In September 2016, subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing the maturity from October 2017 to September 2021, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

In 2016, the subsidiary IPP renegotiated the following loans with Banco do Brasil:

•	R$167 million of the notional amount, changing the maturity from February 2016 to February 2019, with floating interest rate of 114% of CDI; and

•	R$100 million and R$909.5 million of the notional amount, changing the maturities from May 2016 and January 2017, respectively, to May 2020, May 2021 and May 2022, with floating interest rate of 110.9% of CDI.

These loans mature, as follows (including interest until December 31, 2016):

Maturity
July/17	177,259
November/17	101,364
January/18	177,259
April/18	101,364
February/19	170,013
May/19	1,209,440
May/20	339,949
May/21	339,949
May/22	339,950

Total	2,956,547

Debentures

1) In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit: R$ 10,000.00

Final maturity: November 16, 2017

Payment of the face value: Lump sum at final maturity

Interest: 107.9% of CDI

Payment of interest: Semiannually

Reprice: Not applicable

2) In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit: R$ 10,000.00

Final maturity: December 20, 2018

Payment of the face value: Lump sum at final maturity

Interest: 107.9% of CDI

Payment of interest: Semiannually

Reprice: Not applicable

3) In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit: R$ 10,000.00

Final maturity: March 16, 2018

Payment of the face value: Lump sum at final maturity

Interest: 108.25% of CDI

Payment of interest: Annually

Reprice: Not applicable

4) In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit: R$ 1,000,000.00

Final maturity: May 25, 2021

Payment of the face value: Annual as from May 2019

Interest: 105.0% of CDI

Payment of interest: Semiannually

Reprice: Not applicable

The proceeds from the issue will be used in the purchase of ethanol by the subsidiary. The subsidiary has the obligation to prove the allocation of the proceeds within 12 months from subscription.

Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

In March 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 17.5 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

In August 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 10.0 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

ii. Other long-term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

In October 2015, Itaú Unibanco acquired 50% of ConectCar, a company that operates in the segment of electronic payment for tolls, parking lots and fuel. Ipiranga holds the remaining 50% interest of the company.

iii. Subordination of debt

Our secured debt as of December 31, 2016, amounted R$ 56.6 million. Except for secured debt, there is no subordination among our existing debt contracts.

iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control, and if the issuer has complied with these restrictions.

Ultrapar and its subsidiaries are subject to some covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of foreign loans, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

During the life of the agreements entered into with BNDES, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is compliant with the covenants levels required by financing contractors.

g. Limits of use of contracted loans and financings and percentages already used

The Company has certain financing contracts with BNDES whose amounts were only partially received. As of December 31, 2016, the total value of such contracts amounted R$ 33 million, sum that had not been yet used.

h. Main changes in each item of the financial statements

Ultrapar	– Consolidated

(R$ million)	Information as of			Variation %
	12/31/2016	12/31/2015	13/31/2014	12/31/2016 vs. 12/31/2015	12/31/2015 vs. 12/31/2014
ASSETS
Cash, cash equivalents and financial investments	5,686.7	3,506.2	4,269.2	62%	-18%
Trade accounts receivable	3,502.3	3,167.2	2,604.1	11%	22%
Inventories	2,761.2	2,495.2	1,925.0	11%	30%
Recoverable taxes	541.8	628.8	593.5	-14%	6%
Other	519.8	114.0	110.6	356%	3%

Total Current Assets	13,011.8	9,911.4	9,502.4	31%	4%

Investments	141.7	103.7	70.5	37%	47%
Property, plant and equipment and intangibles assets	9,159.6	8,732.8	8,250.1	5%	6%
Financial investments	15.1	467.0	130.9	-97%	257%
Trade accounts receivable	227.1	152.2	143.8	49%	6%
Deferred income tax	417.3	306.0	462.6	36%	-34%
Escrow deposits	778.8	740.8	696.8	5%	6%
Other	408.3	299.1	223.3	37%	34%

Total Non-Current Assets	11,147.9	10,801.7	9,978.0	3%	8%

TOTAL ASSETS	24,159.7	20,713.1	19,480.4	17%	6%

LIABILITIES
Loans and debentures	2,475.6	1,097.9	3,442.4	125%	-68%
Trade payables	1,709.7	1,460.5	1,279.5	17%	14%
Salaries and related charges	362.7	404.3	294.6	-10%	37%
Taxes payable	311.0	385.7	273.2	-19%	41%
Other	628.0	485.0	402.4	29%	21%

Total Current Liabilities	5,486.9	3,833.4	5,692.1	43%	-33%

Loans and debentures	8,941.5	7,803.8	4,932.8	15%	58%
Provision for tax, civil and labor risks	727.1	684.7	623.3	6%	10%
Post-employment benefits	119.8	112.8	108.4	6%	4%
Other	325.7	304.3	397.2	7%	-23%

Total Non-Current Liabilities	10,114.2	8,905.5	6,061.7	14%	47%

TOTAL LIABILITIES	15,601.1	12,738.9	11,753.8	22%	8%

SHAREHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,838.7	0%	0%
Reserves	5,023.8	4,354.2	3,723.0	15%	17%
Treasury shares	(483.9)	(490.9)	(103.0)	-1%	377%
Others	149.0	243.0	239.3	-39%	2%
Non-controlling interest	30.9	29.1	28.6	6%	2%

TOTAL SHAREHOLDERS’ EQUITY	8,558.6	7,974.1	7,726.6	7%	3%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY.	24,159.7	20,713.1	19,480.4	17%	6%

Main changes in the consolidated balance sheet accounts on December 31, 2016 compared with December 31, 2015

Assets

Current assets

Current assets totaled R$ 13,011.8 million as of December 31, 2016, an increase of R$ 3,100.4 million compared to December 31, 2015, mainly due to increases in cash, equivalents and financial investments, inventory and accounts receivable.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 5,686.7 million in December 31, 2016, an increase of R$ 2,180.5 million compared to December 31, 2015, mainly due to new loans and financings in the period.

Trade accounts receivable

Trade accounts receivable totaled R$ 3,502.2 million in December 31, 2016, an increase of R$ 335.2 million compared to December 31, 2015, mainly due to an increase in days sales outstanding (DSO) the average collection period for Ipiranga.

Inventories

Inventories amounted to R$ 2,761.2 million as of December 31, 2016, an increase of R$ 266.0 million compared to December 31, 2015, mainly due to (i) increases in ethanol and gasoline costs throughout the year, increasing the final inventory balance of Ipiranga, and (ii) the adjustment of prices of medicines set by the Chamber for the Regulation of the Medical Pharmaceuticals (CMED) and a larger number of newly opened stores, both increasing Extrafarma’s inventory.

Non-current assets

Non-current assets totaled R$ 11,147.9 million as of December 31, 2016, an increase of R$ 346.2 million compared to December 31, 2015, mainly due to increases in fixed and intangible assets and financial investments.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 9,159.6 million as of December 31, 2016, an increase of R$ 426.8 million compared to December 31, 2015, mainly due to investments in expansion carried out throughout 2016, offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 5,486.9 million as of December 31, 2016, an increase of R$ 1,653.6 million compared to December 31, 2015, mainly due to an increase in loans and debentures

Loans and debentures

Loans and debentures totaled R$ 2,475.6 million as of December 31, 2016, an increase of R$ 1,377.7 million compared to December 31, 2015, mainly due to transfer of the amount due in 2017 from non-current liabilities to current liabilities, partially offset by the payment of loans maturing in 2016. See “Non-current liabilities—Loans and debentures.”

Trade payables

Trade payables amounted to R$ 1,709.7 million as of December 31, 2016, an increase of R$ 249.1 million compared to December 31, 2015, mainly concentrated in Ipiranga suppliers.

Non-current liabilities

Non-current liabilities totaled R$ 10,114.2 million as of December 31, 2016, an increase of R$ 1,208.6 million compared to December 31, 2015. The increase in non-current liabilities is mainly due to the increase in loans and debentures.

Loans and debentures

Loans and debentures totaled R$ 8,941.5 million as of December 31, 2016, an increase of R$ 1,137.8 million compared to December 31, 2015, mainly due to new loans and financings.

Shareholders’ equity

Ultrapar’s shareholders’ equity amounted to R$ 8,558.6 million on December 31, 2016, an increase of R$ 584.4 million compared to December 31, 2015, as a result of an increase in profit reserves, due to earnings generated in 2016.

Main changes in the consolidated balance sheet accounts on December 31, 2015 compared with December 31, 2014

Assets

Current assets

Current assets totaled R$ 9,995.4 million as of December 31, 2015, an increase of R$ 493.0 million compared to December 31, 2014, mainly due to inventory increases and trade accounts receivable.

Trade accounts receivable

Trade accounts receivable amounted to R$ 3,167.2 million on December 31, 2015, a R$ 563.1 million increase compared with December 31, 2014, mainly due to increases in ethanol, diesel and gasoline costs throughout the year.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 3,506.2 million as of December 31, 2015, a decrease of R$ 763.0 million compared to December 31, 2014, mainly due to (i) the amortization of financing and higher interest payments due to the increase in interest rates during 2015, (ii) organic investments made in 2015, and (iii) growth in dividend payments and in the share repurchase program, increasing shareholder returns, partially offset by cash generated from our operations.

Inventories

Inventories amounted to R$ 2,495.2 million as of December 31, 2015, an increase of R$ 570.2 million compared to December 31, 2014, mainly due to increases in ethanol, diesel and gasoline costs throughout the year.

Non-current assets

Non-current assets totaled R$ 10,970.7 million as of December 31, 2015, an increase of R$ 992.6 million compared to December 31, 2014, mainly due to increases in fixed and intangible assets and financial investments.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 8,732.8 million as of December 31, 2015, an increase of R$ 482.7 million compared to December 31, 2014, due to investments in expansion carried out throughout 2015, partially offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 3,833.4 million as of December 31, 2015, a decrease of R$ 1,858.7 million compared to December 31, 2014, mainly due to a reduction in loans and debentures, partially offset by increases in suppliers.

Loans and debentures

Loans and debentures totaled R$ 1,097.9 million in December 31, 2015, a decrease of R$ 2,344.5 million compared to December 31, 2014, mainly due to the payment of loans maturing in 2015, partially offset by the transfer of the amount due in 2016 from non-current liabilities to current liabilities. See “Non-current liabilities—Loans and debentures.”

Trade payables

Trade payables amounted to R$ 1,460.5 million as of December 31, 2015, an increase of R$ 181.0 million compared to December 31, 2014, mainly concentrated in Ipiranga suppliers due to higher ethanol, diesel and gasoline costs throughout 2015.

Non-current liabilities

Non-current liabilities totaled R$ 9,158.5 million as of December 31, 2015, an increase of R$ 3,096.8 million compared to December 31, 2014. The increase in non-current liabilities is mainly due to the increase in loans and debentures.

Loans and debentures

Loans and debentures totaled R$ 7,803.8 million as of December 31, 2015, an increase of R$ 2,870.9 million compared to December 31, 2014, mainly due to new loans contracted, resulting in the extension of the Ultrapar’s debt maturity.

Shareholders’ Equity

Ultrapar’s shareholders’ equity amounted to R$ 7,974.1 million on December 31, 2015, a R$ 247.5 million increase compared with December 31, 2014, as a result of an increase in profit reserves, due to earnings generated in 2015, partially offset by the increase of treasury shares due to the share repurchase program.

Main changes in the consolidated statements of income

Main changes in the consolidated statements of income for the year ended December 31, 2016 compared with the year ended December 31, 2015

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2016-2015
	2016		2015
Net revenue from sales and services	77,353.0	100%	75,655.3	100%	2%
Cost of products and services sold	(70,342.7)	91%	(68,933.7)	91%	2%
Gross profit	7,010.2	9%	6,721.6	9%	4%
Selling, marketing, general and administrative expenses	(4,097.4)	5%	(3,837.9)	5%	7%
Other operating income, net	199.0	0%	50.6	0%	293%
Income from disposal of assets	(6.1)	0%	27.3	0%	-122%
Operating income	3,105.7	4%	2,961.5	4%	5%
Financial results	(842.6)	1%	(703.3)	1%	20%
Equity in earnings (losses) of affiliates	7.5	0%	(10.9)	0%	-169%
Income and social contribution taxes	(700.0)	1%	(734.3)	1%	-5%
Net income	1,570.6	2%	1,513.0	2%	4%
Net income attributable to:
Shareholders of Ultrapar	1,561.6	2%	1,503.5	2%	4%
Non-controlling shareholders of the subsidiaries	9.0	0%	9.5	0%	-5%

EBITDA	4,216.7	5%	3,953.3	5%	7%

Depreciation and amortization	1,103.5	1%	1,002.6	1%	10%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2016	2015	(%) 2016 v 2015
Net earnings	1,571	1,513	4%
(+) Income and social contribution taxes	700	734
(+) Financial expenses (income), net	843	703
(+) Depreciation and amortization	1,104	1,003
EBITDA	4,217	3,953	7%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2016	2015	Percent change 2016-2015
Ipiranga (000 m3)	23,507	25,725	-9%
Oxiteno (000 tons)	738	725	2%
Ultragaz (000 tons)	1,760	1,697	4%
Ultracargo (000 m3)	672	655	3%
Extrafarma (number of stores)	315	254	24%

Ipiranga’s sales volume recorded a decline of 9% compared with 2015. Fuel sales volume for light vehicles (Otto cycle) reported a decrease of 9%, in spite of the effective growth of 2% in the light vehicle fleet, reflecting economic conditions, a worsening in employment levels and the increase in the relative prices of fuel compared to household income. Diesel volume was also down 9%, mirroring weakness in the economy overall. Volume sold at Oxiteno was 2% higher in 2016 as a result of a 17% expansion in commodities, in search of increased efficiency in the use of capacity and dilution of plant, above all in 1H16 to compensate for the 1% decline in specialty chemicals, a reflection of weak economic activity in Brazil. Sales volume at Ultragaz was 4% higher in 2016, with a 3% growth in the LPG bottled segment, the result of investments to increase the numbers of resellers, and 6% growth in the bulk segment due to investments in the capture of new customers. Ultracargo’s total average storage posted an increase of 3% due mainly to greater fuel handling at the Suape and Aratu port terminals although offset by the partial interruption of activities at the Ultracargo terminal in Santos in 2015 due to the fire in April of that year. Excluding operations in Santos, handling was up by 8%. Extrafarma ended 2016 with 315 stores, a 24% increase (61 stores) compared to 2015. Over the course of the year, 71 new stores were opened and ten closed.

Net revenue from sales and services

(R$ million)	2016	2015	Percent change 2016-2015
Ipiranga	66,407.3	65,349.8	2%
Oxiteno	3,700.7	4,082.5	-9%
Ultragaz	5,365.5	4,621.2	16%
Ultracargo	355.4	315.5	13%
Extrafarma	1,578.2	1,336.3	18%

In 2016, Ultrapar reported net revenue from sales and services of R$ 77,353 million, a growth of 2% in relation to 2015 due to revenue growth in all the businesses with the exception of Oxiteno. Ipiranga posted a 2% increase in net revenue despite lower sales volume mainly due to (i) the increase in diesel and gasoline costs by Petrobras in October 2015 and also higher ethanol prices, (ii) the greater share of gasoline in the overall sales mix in 2016, and (iii) the strategy of constant innovation in service station services and convenience, resulting in greater customer satisfaction and loyalty. Oxiteno’s net revenue was 9% down, largely due to 15% lower average prices in US Dollars, as a consequence of lower international commodities prices and a greater share of these products in the sales mix. Decrease in net revenue was partially offset by the depreciation of 5% in the Real against the US dollar and increased sales volume. Ultragaz reported net revenues 16% higher, mainly due to (i) the increases in the cost of bottled and bulk LPG at the refineries in 2015 and 2016, (ii) higher volume sold, the result of commercial initiatives for capture of new customers and resellers, (iii) the adoption of differentiation and innovation strategies, and (iv) the increased share of the bulk segment in the composition of total sales mix. Ultracargo’s net revenue was 13% higher mainly due to the increase in average storage and higher average tariffs at the terminals. Excluding operations at the Santos terminal, net revenue was 18% higher. Extrafarma reported an 18% increase in gross revenue due to the larger average number of stores and growth of 21% in same store sales (sales in stores opened over 12 months).

Cost of products and services sold

(R$ million)	2015	2014	Percent change 2016-2015
Ipiranga	61,877.4	61,236.8	1%
Oxiteno	2,781.7	2,809.8	-1%
Ultragaz	4,467.2	3,884.6	15%
Ultracargo	199.0	151.9	31%
Extrafarma	1,071.9	900.9	19%

Ultrapar reported cost of goods sold and services provided at R$ 70,343 million in 2016, an increase of 2% in relation to 2015 due to growth recorded at all the businesses with the exception of Oxiteno. Cost of goods sold by Ipiranga was 1% higher, due to increases in diesel and gasoline costs in October 2015 and correspondingly higher ethanol costs, partially attenuated by lower sales volume. Cost of goods sold by Oxiteno fell by 1% due to lower payroll costs offset by higher sales volume, a 5% depreciation in the Real against the US dollar and increased prices of certain raw materials. Ultragaz’s cost of goods sold was 15% higher mainly due to (i) the increase in LPG costs, (ii) higher volumes, and (iii) higher unit freight costs due to the increase in product sourcing from more distant routes. Ultracargo’s cost of services provided reported growth of 31% due to higher costs with payroll and terminal maintenance. Additionally, since January 2016, some expenses have been reclassified as costs, in 2016 amounting to R$ 16 million. In Extrafarma, the cost of goods sold was 19% higher due to greater sales volume and the annual price adjustment in medicines authorized by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar posted a gross profit of R$ 7,010 million in 2016, an increase of 4% relative to 2015, due to increases in gross profits at Ipiranga, Ultragaz and Extrafarma.

Selling, marketing, general and administrative expenses

(R$ million)	2015	2014	Percent change 2016-2015
Ipiranga	2,257.6	2,087.2	8%
Oxiteno	616.4	690.8	-11%
Ultragaz	615.5	525.4	17%
Ultracargo	99.7	100.6	-1%
Extrafarma	511.1	427.5	20%

Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 4,097 million in 2016, 7% more than 2015 due to the effects of inflation on expenses and to particular aspects in each business. Selling, marketing, general and administrative expenses of Ipiranga increased by 8% due to (i) higher expenses with studies and projects for expansion and innovation, (ii) expansion in the service station and franchise network and (iii) the effects of inflation in the period, offset in part by reduced freight on lower sales volume. In Oxiteno, selling, marketing, general and administrative expenses fell 11%, mainly due to lower personnel expenses, offset by the depreciation of the Real on logistics and international units expenses, aimed by increased sales volume. Ultragaz’s selling, marketing, general and administrative expenses increased by 17% due to (i) higher expenditure on studies and projects for expansion and innovation, (ii) higher expenses with systems and support for commercial initiatives, and (iii) greater spending with advertising and marketing, highlighting key aspects of the current strategy focused on consumer convenience and services. Selling, marketing, general and administrative expenses of Ultracargo fell 1% mainly due to expenses that were considered as costs as from January 2016 and partially offset by higher payroll expenses. In Extrafarma, selling, marketing, general and administrative expenses recorded a 20% rise. The increase reflects an 18% average increase in the number of stores, the effects of inflation on payroll expenses and expenses with the launch of the new brand, partially offset by actions implemented for improving retail pharmacy management standards.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2016 were R$ 1,104 million, 10% higher than 2015 due to investments made during the course of 2016.

Income from disposal of assets

In 2016, Ultrapar recorded a net expense from the sale of assets of R$ 6 million against net revenues of R$ 27 million in 2015, mainly due to reduced land sales by Ipiranga.

Operating profit

Ultrapar recorded operating income of R$ 3,106 million in 2016, 5% up on 2015, due to higher operating profit at Ipiranga, Ultragaz and Ultracargo.

Financial result

Ultrapar’s financial result showed a net expense of R$ 843 million in 2016, R$ 139 million more than 2015, mainly due to (i) higher CDI rates in the period, (ii) higher net debt, and (iii) currency rate fluctuations in the period.

Net income

Ultrapar reported a consolidated net income for 2016 of R$ 1,571 million, 4% more than the net income recorded in 2015, due to growth in EBITDA between the periods, partially offset by higher financial expenses and higher amortization and depreciation, the result of investments executed during the period.

EBITDA

(R$ million)	2015	2014	Percent change 2016-2015
Ipiranga	3,080.5	2,768.8	11%
Oxiteno	458.9	739.8	-38%
Ultragaz	446.6	357.0	25%
Ultracargo	171.2	26.3	551%
Extrafarma	37.1	28.7	29%

Ultrapar’s consolidated EBITDA was R$ 4,217 million in 2016, a growth of 7% in relation to 2015 due to an increase in EBITDA at Ipiranga, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s EBITDA in 2016 amounted to R$ 3.080 million, up 11% compared to 2015, despite lower sales volume, mainly due to (i) the strategy of constant innovation in service station services and convenience, (ii) the better sales mix and (iii) the reduction of the average fuels’ cost, made possible by imports. Oxiteno posted a 2016 EBITDA of R$ 459 million, a year-over-year decline of 38%, mainly due to (i) the variation in currency rates and in prices of certain raw materials, both moving in opposite directions in the comparison between 2016 and 2015, and (ii) the greater share of commodities in the product mix, attenuated by higher sales volume and by a 5% depreciation of the Real against the US dollar(R$ 0.16/US$). Ultragaz’s EBITDA amounted to R$ 447 million, 25% more than in 2015, the result of commercial initiatives for the capture of new customers and resellers and the strategy of differentiation and innovation. Ultracargo reported an EBITDA of R$ 171 million in 2016, a growth of R$ 145 million due to recoveries against insurance claims and greater handling movement. Excluding Santos operations and the effects of the fire, Ultracargo’s remaining port terminals recorded an EBITDA of R$ 100 million, 7% greater than 2015. Extrafarma reported an EBITDA of R$ 37 million, a year-over-year increase of 29% due to sales growth and actions taken to improve pharmaceutical retail management standards, partially attenuated by the larger number of stores yet to reach full maturity.

Main changes in the consolidated statements of income

Main changes in the consolidated statements of income for the year ended December 31, 2015 compared with the year ended December 31, 2014

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2015-2014
	2015		2014
Net revenue from sales and services	75,655.3	100%	67,736.3	100%	12%
Cost of products and services sold	(68,933.7)	91%	(62,304.6)	92%	11%
Gross profit	6,721.6	9%	5,431.7	8%	24%
Selling, marketing, general and administrative expenses	(3,837.9)	5%	(3,289.0)	5%	17%
Other operating income, net	50.6	0%	106.9	0%	-53%
Income from disposal of assets	27.3	0%	37.0	0%	-26%
Operating income	2,961.5	4%	2,286.6	3%	30%
Financial results	(703.3)	1%	(445.4)	1%	58%
Income and social contribution taxes	(10.9)	0%	(16.5)	0%	-34%
Equity in earnings (losses) of affiliates	(743.3)	1%	(573.5)	1%	28%
Net income	1,513.0	2%	1,251.2	2%	21%
Net income attributable to:
Shareholders of Ultrapar	1,503.5	2%	1,241.6	2%	21%
Non-controlling shareholders of the subsidiaries	9.5	0%	9.7	0%	-1%
EBITDA	3,953.3	5%	3,157.9	5%	25%

Depreciation and amortization	1,002.6	1%	887,8	1%	13%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2015	2014	(%)
			2015v2014
Net earnings	1,513	1,251	21%
(+) Income and social contribution taxes	743	573
(+) Financial expenses (income), net	703	445
(+)Depreciation and amortization	1,003	888
EBITDA	3,953	3,158	25%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2015	2014	Percent change 2015-2014
Ipiranga (000 m3)	25,725	25,614	0%
Oxiteno (000 tons)	725	780	-7%
Ultragaz (000 tons)	1,697	1,711	-1%
Ultracargo (000 m3)	655	715	-8%
Extrafarma (number of stores)	254	223	14%

At Ipiranga, the volume sold in 2015 slightly increased by 0.4% over 2014. In 2015, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 2% compared to 2014, as a result of an estimated 3% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption. The total volume of diesel decreased by 2% due to the weak performance of the economy. At Oxiteno, specialty chemicals sales had an 8% decrease compared to the previous year, mainly due to the effects of the Brazilian economy slowdown, resulting in a 7% decrease in total volume compared to 2014. Ultragaz’s sales volume had a 1% decrease compared to 2014, mainly due to the economy slowdown in bulk segment, partially offset by the capture of new customers in the residential and small and medium-sized companies segments and condominiums and the 1% growth in bottled segment. Ultracargo’s average storage had an 8% reduction over 2014, mainly as a result of the partial stoppage of the Santos terminal due to the fire occurred in the beginning of April, partially offset by the increased demand of fuels in Suape and Aratu. Extrafarma ended the year with 14% growth over 2014 in the average number of stores, compared to a growth of 8% ABRAFARMA, gaining two positions when compared to December 2014 in the ABRAFARMA ranking, ending the year in 6th position.

Net revenue from sales and services

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	65,349.8	58,830.1	11%
Oxiteno	4,082.5	3,413.6	20%
Ultragaz	4,621.2	4,091.3	13%
Ultracargo	315.5	346.5	-9%
Extrafarma(¹)	1,336.3	1,101.3	21%

(¹)	For the months from February to December 2014.

Ultrapar’s net revenue from sales and services amounted to R$75,655 million in 2015, a 12% growth over 2014. In the same comparison, Ipiranga’s net sales and services increased by 11% mainly due to the rise in diesel and gasoline costs in refineries in November 2014 and September 2015, besides the increase of CIDE, PIS and Cofins taxes on gasoline and diesel as from February 2015, impacting ethanol costs. Oxiteno reported a growth of 20% in net sales and services, primarily due to the 42% weaker Real and its strategic focus on specialty chemicals, partially offset by the lower sales volume and the decrease in the prices of main raw materials. Ultragaz’s net sales and services was R$4,621 million in 2015, 13% higher than 2014, mainly due to the increase in the cost of LPG in refineries for use in the bulk segment in December 2014, September 2015 and December 2015, and in the bottled segment in September 2015. Ultracargo’s net sales and services totaled R$316 million, a 9% decrease compared to 2014, mainly due to the partial stoppage of the Santos terminal as a result of the fire accident. Extrafarma’s net sales and services grew by 21% due to the higher average number of stores and the 11% increase in same store sales excluding mobile phones (sales in stores with more than 12 months).

Cost of products and services sold

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	61,236.8	55,338.9	11%
Oxiteno	2,809.8	2,624.7	7%
Ultragaz	3,884.6	3,478.5	12%
Ultracargo	151.9	141.9	7%
Extrafarma(¹)	900.9	752.4	20%

(¹)	For the months from February to December 2014.

The cost of products sold and services provided by Ultrapar was R$ 68,934 million in 2015, an increase of 11% compared to 2014. The cost of goods sold by Ipiranga was 11% higher than 2014, mainly due to the increases in diesel and gasoline costs by Petrobras and the increase of CIDE tax on such costs and higher sales volume. Oxiteno’s cost of products sold had a 7% increase over 2014, mainly due to the 42% weaker Real, partially offset by a 22% reduction in unit variable costs in dollar and a decrease in sales volume. Ultragaz’s cost of goods sold was 12% higher compared to 2014, due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. The cost of the services provided by Ultracargo increased by 7% compared to 2014, due to the effects of inflation, mainly on personnel expenses. The cost of products sold by Extrafarma increased by 20%, due to increased sales volume and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar reported a gross profit of R$ 6,722 million in 2015, a growth of 24% compared to 2014, due to the increase in gross profits in all business units, except Ultracargo, which reported a decrease due to the fire occurred in Santos.

Selling, marketing, general and administrative expenses

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	2,087.2	1,871.1	12%
Oxiteno	690.8	522.7	32%
Ultragaz	525.4	444.2	18%
Ultracargo	100.6	94.1	7%
Extrafarma(¹)	427.5	332.5	29%

(¹)	For the months from February to December 2014.

Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 3,838 million in 2015, a 17% growth compared to 2014, due to the effects of inflation on expenses and particular effects on each business. Ipiranga’s selling, marketing, general and administrative expenses increased by 12% compared to 2014 due to (i) the expansion of the distribution network, (ii) higher freight expenses mainly due to the rise in diesel costs and (iii) higher expenses with variable compensation, in line with the earnings progression. Oxiteno’s selling, marketing, general and administrative expenses increased by 32% compared to 2014 due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on expenses with logistics and international units, and (iii) the effects of inflation. Ultragaz’s selling, marketing, general and administrative expenses increased by 18% compared to 2014 mainly due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of inflation on expenses, and (iii) higher expenses with advertising and marketing in the relaunch campaign of the Ultragaz brand, highlighting the attributes of its current strategy focused on convenience and services for consumers. Ultracargo’s selling, marketing, general and administrative expenses increased by 7%, excluding expenses related to the fire highlighted below under “Other operating results”. Extrafarma’s selling, general, administrative and commercial expenses increased by 29% due to (i) the 14% increase in the average number of stores, (ii) the inclusion of expenses for the structuring for a more accelerated growth during 2014, (iii) the beginning of the operation of the new distribution center of Ceará at the end of 2014, and (iv) due to the effects of inflation on expenses, partially offset by lower integration expenses.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2015 was R$ 1,003 million, R$ 115 million or 13% higher compared to 2014, due to the investments made over the period.

Income from disposal of assets

Ultrapar recorded in 2015 a net revenue from the sale of assets of R$ 27 million, R$ 10 million less than the revenue recorded in 2014.

Operating profit

Ultrapar reported an operating profit of R$ 2,962 million in 2015, a growth of 30% compared to 2014, due to the higher operating income obtained in Ipiranga, Oxiteno and Ultragaz.

Financial result

Ultrapar’s financial results reported net expenses of R$ 703 million in 2015, a R$ 258 million increase compared to 2014, mainly due to (i) higher CDI during the period, (ii) the higher net debt, in line with the growth of the company, (iii) the exchange rate fluctuations in the period and (iv) PIS/COFINS contributions on financial revenue as from July.

Net income

Ultrapar’s consolidated net earnings for 2015 reached R$ 1,513 million, 21% above the net income reported in 2014, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization costs, as a result of investments made over the period.

EBITDA

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	2,768.8	2,288.0	21%
Oxiteno	739.8	403.7	83%
Ultragaz	357.0	305.5	17%
Ultracargo	26.3	166.9	-84%
Extrafarma(¹)	28.7	29.8	-4%

(¹)	For the months from February to December 2014.

Ultrapar’s consolidated EBITDA amounted to R$ 3,953 million in 2015, up 25% compared to 2014. Ipiranga reported EBITDA of R$ 2,769 million in 2015, a growth of 21% compared to 2014, primarily due to (i) the strategy of constant innovation in services and convenience in service stations, generating greater customer satisfaction and loyalty, (ii) increased sales volume in Otto cycle, and (iii) effects of import and inventory gains resulting from the economic adjustments in the Brazilian fuels market. Oxiteno reported EBITDA of R$ 740 million, an 83% increase over 2014, mainly due to the effect of a weaker Real against US dollar and its strategic focus on specialty chemicals, partially offset by lower sales volume. Ultragaz’s EBITDA totaled R$ 357 million, 17% higher than 2014, mainly due to the company’s commercial initiatives, specially in capturing residential and small and medium-sized companies and condominiums, as well as the expansion of its resellers. Ultracargo’s EBITDA totaled R$ 26 million in 2015, an 84% decrease mainly due to the lower handling, due to the partial stoppage of the Santos terminal and its fire related expenses. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 93 million, a 5% decrease mainly due to the effects of economy slowdown on handling of chemicals. Extrafarma reported EBITDA of R$ 29 million, a 4% decrease as compared to 2014, due to the initiatives for a more accelerated growth, including the beginning of the operation of the new distribution center of Ceará and the increased pace of new drugstores openings, the benefits of which shall be generated in the next years, partially offset by the increase in same store sales.

10.2	– Comments on:

a. Company’s operating results, especially:

i.	Description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.	Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery price for commercial and industrial usage, as shown below:

(% increase)	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15	Dec/16
Commercial and industrial LPG	15%	10%	6%	6%	15%	11%	4%	12%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 56% of its total sales in 2016. In the end of 2008, Oxiteno concluded certain capacity expansions that, combined to the increase of 70 thousand tons per year in the ethoxylate unit of Camaçari in 2010 and of 90 thousand tons per year of ethylene oxide also in Camaçari in 2011, allowed an increase in sales volume, exports and, therefore, in the share of international units in volume sold. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of sales outside Brazil, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2016, sales of specialty chemicals represented 83% of the total volume sold by Oxiteno, lower than the percentage of 85% sold in 2015.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81 thousand tons per year. In 2014, Oxiteno invested in the continuity of the expansion of the production capacity in Coatzacoalcos. In 2015, Oxiteno announced investments of US$ 113 million to build a new ethoxylation unit in its site in Texas, which is expected to be completed in 2017. The new facility will reach a production capacity of 170 thousand tons per year in its final stage. In 2016, Oxiteno invested R$ 288 million for maintenance of its units and for the new site in Texas.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. Considering the exchange rate in 2014, the depreciation of the Real against the U.S. dollar was of 13%. In 2015, Real depreciated 47% against the U.S. dollar. In 2016, the Real appreciated 14% against the U.S. dollar. From December 31, 2016, to February 28, 2017, the Real appreciated 5% against the U.S. dollar.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2014, the slowdown in the global economy and the decisions of the OPEC member countries on oil production influenced the international oil price, which started the year at US$ 111/barrel (Brent) and remained stable until the third quarter, but ended 2014 at US$ 62/barrel. In 2015, oil prices ended at US$ 38/barrel, down 39% compared to 2014. In 2016, oil prices ended at US$ 54/barrel, up 42% compared to 2015. From December 31, 2016, to January 31, 2017, oil prices increased by 2%. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, whose international prices increased from US$ 903/ton in December 2015 to US$ 1,747/ton in December 2016.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2016 the light vehicle fleet continued to grow, with about 2.0 million new vehicles licensed in Brazil and estimated growth of 3% of the fleet compared to 2015, reaching about 41 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2014 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 20% of total inhabitants, while in Argentina is 32% and in Mexico is 27%. Since the end of 2015, Otto cycle has been presenting declaning year on year volume, due to worsening in employment levels and household income. Diesel sales, which in 2016 accounted for 51% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2016, the Brazilian diesel market, according to ANP data, presented reduction of 5% when compared to 2015, influenced by the weak performance of the economy and decrease in diesel consumption for thermoelectric power plants. The decrease in the fuel consumption could have a negative effect on the future volume sold by the Company and on its results.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, Petrobras announced a new pricing policy for gasoline and diesel with the objective of, amongst other aspects, fluctuate prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate.

Under the new pricing policy, gasoline prices were lowered by 3.2% and 3.1% and increased by 8.1%, respectively, in October, November and December 2016. In the same occasions, diesel prices were decreased by 2.7% and 10.4% and increased by 9.5%.

(% adjustment)	Jun/12	Jul/12	Jan/13	Mar/13	Nov/13	Nov/14	Sep/15	Oct/16	Nov/16	Dec/16
Diesel	3.9%	6.2%	5.4%	4.9%	8.0%	5.0%	4.0%	-2.7%	-10.4%	9.5%
Gasoline	7.8%	—	6.6%	—	4.0%	3.0%	6.0%	-3.2%	-3.1%	8.1%

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2016, 2015 and 2014, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 6.3%, 10.7% and 6.4%, respectively. From December 31, 2016 to January 31, 2017, the variation of IPCA was 0.4%.

Financial result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2016, 2015 and 2014:

Assets and liabilities in foreign currency

(R$ million)	12/30/2016	12/30/2015	12/30/2014
Assets in foreign currency

Cash, cash equivalents and financial investments in foreign currency (except for hedging instrument)	423.9	147.8	594.9
Foreign trade accounts receivable, net of provision for loss	323.4	188.8	190.3
Advances to foreign suppliers, net of accounts payable from imports	600.9	611.4	507.3

	1.348.2	948.0	1,292.5

Liabilities in foreign currency

Financing in foreign currency	(4,736.3)	(2,630.3)	(1,867.2)
Accounts payable arising from imports, net of advances to foreign suppliers	(57.1)	(64.4)	(70.6)

	(4,793.4)	(2,694.7)	(1.937.8)

Foreign currency hedging instruments	2,206.4	2,667.2	783.3
Net asset position — Total	(1,238.8)	920.5	138.0

Net asset (liability) position – Income statement effect	24.8	(40.7)	(79.7)

Net asset (liability) position – Shareholders’ equity effect	(1,263.6)	961.2	217.7

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,238.8 million in foreign currency:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income effect		2.5	6.2	12.4
(2) Equity effect	Real devaluation	(126.4)	(315.9)	(631.8)

(1) + (2)	Net effect	(123.9)	(309.7)	(619.4)

(3) Income effect		(2.5)	(6.2)	(12.4)
(4) Equity effect	Real valuation	126.4	315.9	631.8

(3) + (4)	Net Effect	123.9	309.7	619.4

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transaction (see Note 2.c).

Interest Rate

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14. The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2016, 2015 and 2014:

(R$ million)	Note	12/31/2016	12/31/2015	12/31/2014
CDI
Cash equivalents	4	3,838	2,498	2,691
Financial investments	4	1,174	802	903
Asset position of foreign exchange hedging instruments – CDI	31	28	31	114
Loans and debentures	14	(5,862)	(5,521)	(5,158)
Liability position of foreign exchange hedging instruments – CDI	31	(2,182)	(2,225)	(750)
Liability position of hedging instruments from pre-fixed interest to CDI	31	—	(28)	(486)

Net liability position in CDI		(3,003)	(4,444)	(2,686)

TJLP
Loans –TJLP	14	(404)	(421)	(541)

Net liability position in TJLP		(404)	(421)	(541)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	31	1,150	1,364	762
Loans – LIBOR	14	(1,470)	(1,587)	(814)

Net liability position in LIBOR		(320)	(223)	(53)

TIIE
Loans—TIIE	14	(10)	(27)	(32)

Net liability position in TIIE		(10)	(27)	(32)

SELIC
Loans—SELIC	14	(99)	(31)	—
Net liability position in SELIC		(99)	(31)	—
Total net liability		(3.837)	(5.145)	(3.311)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2016, due the effect of floating interest rate changes in different scenarios:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	40.1	100.3	200.6
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.3	0.8	1.6
Interest effect on debt	Increase in CDI	(80.8)	(202.1)	(404.2)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(57.4)	(110.1)	(198.0)

Incremental expenses		(97.8)	(211.1)	(400.0)

Interest effect on debt	Increase in TJLP	(3.0)	(7.6)	(15.2)

Incremental expenses		(3.0)	(7.6)	(15.2)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.8	2.0	4.1
Interest effect on debt	Increase in LIBOR	(1.1)	(2.7)	(5.5)

Incremental expenses		(0.3)	(0.7)	(1.4)

Interest effect on debt	Increase in TIIE	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt	Increase in SELIC	(0.9)	(2.3)	(4.6)

Incremental expenses		(0.9)	(2.3)	(4.6)

10.3 – Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a. Introduction or disposal of operating segment

There was no introduction or disposal of operating segment in the fiscal year 2016.

b. Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal 2016 that have caused or are expected to cause significant effects on the Company’s financial statements.

In 2016, Ultrapar signed agreements for associations and acquisitions, with prospective effects for the conclusion of each transaction, after the approval of CADE:

- On August 4, 2016, Ultrapar, by its subsidiary IPP, signed a JV agreement with Chevron for the creation of a new lubricants Company. In February 9, 2017, the transaction was approved, without restrictions, upon the opinion issued by the General Superintendency of CADE (SG).

- On June 12, 2016, Ultrapar, by its subsidiary IPP, signed a sale and purchase agreement for the acquisition of ALESAT and its assets. The conclusion of the acquisition is subject to certain conditions precedent, usual in this type of transactions, notably CADE’s approval.

- On November 17, 2016, Ultrapar, by its subsidiary Companhia Ultragaz S.A, signed a sale and purchase agreement for the acquisition of Liquigás. The conclusion of the acquisition is subject to certain conditions precedent, usual in this type of transactions, and mainly the Antitrust Authority’s approval.

c. Unusual events or transactions

Not applicable.

10.4 – Comments on:

a. Significant changes in accounting practices

All the financial information contained in Item 10 is presented the same accounting practices (IFRS).

2016:

There were no significant changes in accounting practices in the fiscal year 2016.

2015:

There were no significant changes in accounting practices in the fiscal year 2015.

2014:

There were no significant changes in accounting practices in the fiscal year 2014.

b. Significant effects of changes in accounting practices

Not applicable for fiscal year 2016 and 2015.

c. Exceptions and emphasis present in the auditor’s opinion

None.

10.5 – Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include, among others, estimates mainly related to (i) determining the fair value of financial instruments (Notes 4, 14 and 30), (ii) the determination of the allowance for doubtful accounts (Notes 5 and 30), (iii) the determination of provisions for losses of inventories (Note 6), (iv) the determination of deferred income taxes amounts (Note 9), (v) useful life of property, plant and equipment (Note 12), (vi) the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), (vii) provisions for assets retirement obligations (Note 19), (viii) provisions for tax, civil and labor liabilities (Note 20), (ix) estimates for the preparation of actuarial reports (Note 18), (x) the fair value determination of the subscription warrants – indemnification (Note 3.a and 30) and (xi) the determination of exchange rate used to translation of Oxiteno Andina financial statements (Note 2.r).

The effective results and information of transactions may differ from these estimates when they materialize. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•	Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses (see Notes 5 and 30).

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet Ultrapar and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. For further information on Ultrapar’s provisions for inventory losses, see Note 6.

Income tax and social contribution

Current and deferred income tax (IRPJ) and social contribution tax on net income (CSLL) are calculated based on their effective rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the legislation in force on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution tax on net income. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

Provision for civil and labor tax risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 19).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

In December 31, 2016, Ultrapar registered reduction in the recoverable amount of Oxiteno Andina (See Note 13 item i).

Provisions for assets retirement obligations

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

Fair value of financial instruments

Our financial instruments are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBOVESPA and BBA – British Bankers Association. We believe BM&FBOVESPA and BBA – British Bankers Association to be the most adequate and reliable sources of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in Notes 4, 14 and 30.

Post-retirement benefits

Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev —Associação de Previdência Complementar. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring Company and its subsidiaries do not guarantee the amounts or the duration of the benefits received by each employee that retires.

Ultrapar and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 695/2012.

Significant actuarial assumptions adopted include:

Economic factors	12/31/2016
% p.a.
Discount rate for the actuarial obligation at present value	11.46
Average projected salary growth rate	8.90
Inflation rate (long term)	5.0
Growth rate of medical services	9.20

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—RRB 1944 modified

Fair value of the Subscription Warrants – indemnification

Indemnification subscription warrants’ fair value is measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For more information about Extrafarma’s acquisition, see Note 22.

Exchange Rate used in the translation of financial statements – Oxiteno Andina

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, beginning December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMADI and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. Due to the Foreign Exchange Regulation No. 35, beginning March 10, 2016, the Company began to use the DICOM exchange rate in the translation. Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2016 amounted to R$ 3,425 (R$ 6,243 gain in 2015).

10.6. – Issuer’s off-balance sheet items

a. Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i. Operating leases, assets and liabilities

See “Item 10.6.b. Other off-balance sheet arrangements”.

ii. Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii. Future purchase and sale of products or services contracts

See “Item 10.6.b. Other off-balance sheet arrangements”.

iv. Unfinished construction contracts

Not applicable

v. Other future financing agreements

Not applicable.

b. Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31, 2016:

Contractual Obligations (off-balance sheet)	Total	Payment due by period
(R$ million)		Up to 1 year	between 1 and 3 years	between 3 and 5 years	More than 5 years

Estimated planned funding of pension and other post-retirement benefit obligations(1)	728.4	24.0	51.8	57.1	595.5
Purchase obligations – raw material(2)	1,584.6	294.8	589.5	589.5	110.8
Purchase obligations – utilities(3)	47.1	21.6	25.5	0.0	0.0
Minimum movement obligations – cargo(4)	99.7	11.0	21.9	21.9	44.9
Operating lease(5)	102.4	11.0	21.9	21.9	47.7

	2,562.2	362.3	710.6	690.4	798.9

(1)	The estimated payment amount was calculated based on a 5.0% inflation assumption.
(2)	Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. Oxiteno S.A has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement. The estimated payment amount was calculated based on the acquisition price of ethylene at the end of 2016. (See Note 32.a).
(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros—in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) In Aratu, 397,000 tons per year until 2031, and of 900,000 tons per year from 2017 to 2022; e (ii) In Suape, 250,000 tons per year until 2027 and 400,000 tons per year in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2016, these rates per ton were R$ 6.99 for Aratu and R$ 2.90 for Suape. (See Note 32.a).
(5)	The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2016, Ultrapar and its subsidiaries did not have losses in connection with these collaterals. (See Note 14.k).

Vendor
2016
Term	Less than 213 days
Maximum amount of future payments related to these guarantees	R$30.8 million

10.7 – Off-balance sheet items

a. How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.6.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract:

(R$ million)	Estimated planned funding of pension and other post-retirement benefit obligations	Purchase obligations –raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	—	—	—	—	—
Cost of sales and services	(92.6)	(1,584.6)	(47.1)	(102.4)	—
Gross profit	(92.6)	(1,584.6)	(47.1)	(102.4)	—
Operating expenses
Selling expenses	(168.1)	—	—	—	(286.8)
General and administrative expenses	(467.7)	—	—	—	(16.6)
Income from sale of assets	—	—	—	—	—
Other operating income, net	—	—	—	—	(103.9)
Operating income	(728.4)	(1,584.6)	(47.1)	(102.4)	(407.3)
Financial results	—	—	—	—	—
Financial expenses	—	—	—	—	—

b. Nature and purpose of the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

c. Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

10.8. – Discussion on the main elements of the issuer’s business plan:

a. Investments

i. Quantitative and qualitative description of the investments in progress and the estimated investments

In 2016, Ultrapar’s investments, net of disposals and repayments amounted to R$ 1,9 billion, indicative of continuing favorable opportunities for growth in scale and gains in productivity as well as for the modernization of the existing operations.

Investments at Ipiranga during the year totaled R$ 1,065 million (i) R$ 429 million in the expansion of its distribution network (through the conversion of unbranded service stations, opening of new service stations and new customers) and am/pm and Jet Oil franchises focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 64 million in the expansion of its logistics infrastructure through the construction and expansion of logistics facilities, (iii) R$ 101 million in modernization largely in logistics facilities, and (iv) R$ 471 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 892 million were related to property, plant, equipment and intangible assets and R$ 173 million were related to the financing to clients, net of repayments. Total investments at Oxiteno in 2016 amounted to R$ 288 million, mainly due to the maintenance of its industrial units and to the new ethoxylation plant in the United States. Ultragaz invested R$ 225 million during 2016, allocated mainly in new clients in the bulk segment, replacement and acquisition of bottles and maintenance of its bottling facilities. In 2016, Ultracargo invested a total of R$ 79 million mainly directed towards modernization of terminal safety systems and the adaptation and maintenance of existing terminals infrastructure. Extrafarma invested R$ 143 million, mainly directed towards the opening of new drugstores and maintenance of the existing ones, as well as to the new distribution center in Pará, in replacement of the previously existing one in that state.

Ultrapar’s investment plan for 2017, without acquisitions, totals R$ 2,174 million. At Ipiranga, the plan contemplates investments of R$ 1,116 million (i) to maintain the pace of expansion and modernization of its distribution network and of am/pm and Jet Oil franchises, and in new distribution centers to supply the convenience stores, (ii) in the expansion of its logistics infrastructure, mainly through the construction and expansion of logistics facilities, and (iii) in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations. Investments approved for Oxiteno amount to R$ 478 million in 2017. This amount includes US$ 77 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which shall be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be directed to the n maintenance and modernization of its plants for higher productivity, as well as to information systems. At Ultragaz, investments of R$ 221 million will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations. Ultracargo will invest R$ 158 million, of which R$ 58 million in the expansion of Itaqui terminal, which shall be concluded by 2018 and in the adjustment, safety and maintenance of the infrastructure of its terminals At Extrafarma, we plan to invest R$ 178 million mainly in the opening and remodeling of stores, and in IT. The plan also comprehends the continued modernization of our IT platform in all businesses to serve even better our customers, to improve logistics efficiency, to develop new ways of selling and to expand relationships with our resellers and partners. The planning and execution capacity consistent with these strategic initiatives combined with inorganic investments will be instrumental to Ultrapar in consolidating a sustained growth trajectory and in maintaining the leadership already achieved in the segments in which it operates.

ii. Sources of financing investments

For further details on the sources of financing investments, see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii. Relevant disposals in process and forecasted disposals

There are no significant divestitures in progress or planned.

b. Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity.

c. New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2016, 155 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2016, 2015 and 2014 were R$ 50 million, R$ 41 million and R$ 36 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists of its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 90 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have been contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. Additionally, the offer of convenience and services at the service stations aims at greater satisfaction to the customers, and therefore more value added. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores, that has more than 600 bakeries, and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiatives of Ipiranga, currently with more than 24 million participants. Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached, in 2016, 1,191 service stations in Brazil. In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the creation of ConectCar. ConectCar started its operations in 2013 and reached, in 2016, over 840 thousand customers, and is now available in almost all toll roads in Brazil. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition. Additionally, it can be used for fuels purchase. The client may buy the chip at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. In 2015, ConectCar announced a new strategic partner, Itaú Unibanco, which acquired 50% of Odebrecht Transport interest. This new partner provides ConectCar the opportunity to expand its services to new markets, continuing with its purpose of providing the customers with mobility, convenience, flexibility and, above all, differentiated benefits. In 2014, the novelty was the “Beer Cave”, a new beverage shopping experience for customers in am/pm stores. It is a cold room with a wide variety of labels of domestic and imported beers. Approximately 370 am/pm shops throughout Brazil implemented the novelty in 2016. Also in 2014, Ipiranga launched an integrated supply solution, concentrating logistics and distribution for am/pm stores in one single structure: am/pm supplies. This initiative aims to facilitate am/pm operations, improve the competitiveness of franchisees and ensure a higher quality product assortment, improving the quality of the service and adding more value to customers and franchisees. In 2016, am/pm supplies operated 4 distribution centers, located in the states of Rio de Janeiro, São Paulo, Paraná e Rio Grande do Sul, that supplied the stores with the main categories, except tobacco and ice cream. Also in 2015, Ipiranga new configurations of the am/pm store concept, which increases the offer of convenience in urban service stations by offering fresh products – fruits, vegetables, meats – and a broader range of fast foods. Ipiranga also launched, in the state of São Paulo, the “am/pm Station”, a model developed for service stations located in highways, offering long-distance travelers more comfort and personal care products. In 2016, Ipiranga developed and launched Abastece Aí, an initiative to integrate platforms and offer even more comfort and benefits to the final customer. Through the app, customers can program or decide in the gas station the option of refueling, which is recognized by the pump manager. Customers can also pick the benefits of his preference and end the refueling process safely with the Km de Vantagens password. Ipiranga also launched in 2016 the DT Clean gasoline, formulated with one of the latest additivities technology, that recovery the original performance of the engine, improves its service life and fuel efficiency.

10.9. – Discussion on other relevant factors which affected the operational performance

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident, neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. As a result of this accident, some of the operations, which correspond to 150 thousand cubic meters, or 22.5% of Ultracargo’s overall capacity, are still suspended. The decommissioning process, which comprised the removal of equipment and structures of the terminal affected by the fire, was concluded and the work for the reestablishment and recommissioning for the resumption of the overall terminal operation is underway. As a result of the evolution of the adjustment process with insurers, as of December 31, 2016, the insurance receivable in the amount of R$ 366.7 million and indemnities to customers and third parties in the amount of R$ 99.9 million were recorded. In addition, there are contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$ 96.4 million and R$ 16.6 million, respectively. During 2016, Ultracargo received R$ 78.9 million related to rescue, containment expenses and business interruption. As disclosed in Note 27, in 2016 the accident generated a revenue of R$ 76.4 (an expense of R$ 92.2 in 2015).

EXHIBIT III – ALLOCATION OF NET EARNINGS

(According to annex 9-1-II of CVM Instruction 481/2009)

EXHIBIT III – ALLOCATION OF NET EARNINGS

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2016

1. Inform net earnings for the fiscal year	1.561.585

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared¹
Total amount	907.269
Amount per common shares (R$)—Interim dividends	0,80
Amount per common shares (R$)—Complementary dividends	0,87

3. Inform the percentage of distribution of net earnings for the fiscal year	58%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	—

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	—

Gross amount—Dividends common shares	—

b. Form and term of dividend and interest on equity payments
Form of payment	—

Payment term	—

c. Any levy of monetary restatement and interest on dividends and interest on equity	—

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	—

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a.Inform the total amount of dividends or interest on equity declared	434.619

b.Inform the date of the respective payments	08.26.2016

7. Provide a comparative table indicating the following per share value of each type and class:

a. Net earnings for the fiscal year and for the three (3) previous years[2]
Amount per common shares (R$)—12.31.2016	2,86
Amount per common shares (R$)—12.31.2015	2,74
Amount per common shares (R$)—12.31.2014	2,26
Amount per common shares (R$)—12.31.2013	2,28

b. Dividends and interest on equity distributed in the three (3) previous years

12.31.2015	871.309
Amount per common shares (R$)—Interim dividends	0,80
Amount per common shares (R$)—Complementary dividends	0,80

12.31.2014	778.718
Amount per common shares (R$)—Interim dividends	0,71
Amount per common shares (R$)—Complementary dividends	0,71

12.31.2013	743.527
Amount per common shares (R$)—Interim dividends	0,66
Amount per common shares (R$)—Complementary dividends	0,71

(in thousands of Reais, except when otherwise mentioned)

a. Identify the amount allocated to legal reserve	78.078

b. Detail the method for the calculation of the legal reserve	Art. 193—Brazilian Corporate Law—Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	—

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	—

c. Identify if any unpaid portion is cumulative	—

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	—

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	—

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaws	Bylaws—Art. 55—item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform to amount eventually retained	—

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	—

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	—

c. Justify the retaining of dividend	—

12. In the event of destination of net earnings to the contingency reserve

a. dentify the amount allocated to the reserve	—

b. Identify any probable loss and the reason therefore	—

c. Explain why the loss is considered probable	—

d. Justify the establishment of the reserve	—

(in thousands of Reais, except when otherwise mentioned)

13. In the event of destination of net earnings to the unrealized profit reserve

a. Identify the amount allocated to the profit reserve	—

b. Inform the nature of unrealized profits which originated the reserve	—

14. In the event of destination of net earnings to statutory reserve[3]

a. Describe the statutory clauses which establish the reserve	Bylaws—Art. 55—item c)

b. Identify the amount allocated to the reserve[4]	586.315

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of its capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of its capital, and once reached that limit, the Shareholders meeting may decide on the application of the excess in capital increase or in the distribution of dividends.

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	—

b. Provide a copy of the capital budget	—

16. In the event of destination of net earnings to the tax incentive reserve

a. Identify the amount allocated to the reserve	—

b. Explain the nature of the destination	—

¹	The values presented in item 2 include the amount indicated in item 6, as well as the amount of R$ 472,650, according to approval in deliberation taken in the Board of Directors of the Company’s Meeting on 02.22.2017, which were paid to shareholders from 03.10.2017 onwards. The values presented in item 2 include the mandatory and complementary dividends in the amount of R$ 780,793 and R$ 126,476, respectively, differently from what was included in note 23.g. – Dividends and Allocation of Net Income – to our consolidated financial statements, with no impact on the overall amount presented.
²	Number of shares used for the earnings per share calculation does not include shares held in treasury of the Company.
³	Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law and item c of Article 55 of the Company’s Bylaws in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments.
[4]	In addition to the the adjusted net earnings, the amount also includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 209 and expired dividends in the amount of R$ 9,868.

EXHIBIT IV—ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

EXHIBIT IV—ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12.	Annual General Meeting and Management

12.5.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Board of Directors

Name	Date of birth	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller	Consecutive terms
Alexandre Gonçalves Silva	3/6/1945	Engineer	022.153.817-87	Board of Directors (Effective—independent)	4/19/2017	Until 2019 AGM	Indicated in the table below	No	2
Carlos Tadeu da Costa Fraga	7/14/1957	Engineer	465.343.697-53	Board of Directors (Effective—Independent)	4/19/2017	Until 2019 AGM	—	No	2
Jorge Marques de Toledo Camargo	4/28/1954	Geologist	114.400.151-04	Board of Directors (Effective—Independent)	4/19/2017	Until 2019 AGM	—	No	2
José Maurício Pereira Coelho	8/4/1966	Accountant	853.535.907-91	Board of Directors (Effective—Independent)	4/19/2017	Until 2019 AGM	—	No	2
Lucio de Castro Andrade Filho	4/1/1945	Engineer	061.094.708-72	Board of Directors (Effective)	4/19/2017	Until 2019 AGM	Indicated in the table below	No	18
Nildemar Secches	11/24/1948	Engineer	589.461.528-34	Board of Directors (Effective—Independent)	4/19/2017	Until 2019 AGM	Indicated in the table below	No	13
Olavo Egydio Monteiro de Carvalho	2/24/1942	Engineer	007.260.107-82	Board of Directors (Effective—Independent)	4/19/2017	Until 2019 AGM	—	No	12
Paulo Guilherme Aguiar Cunha	3/1/1940	Engineer	008.255.498-68	Board of Directors (Effective)	4/19/2017	Until 2019 AGM	—	No	34
Pedro Wongtschowski	4/24/1946	Engineer	385.585.058-53	Board of Directors (Effective)	4/19/2017	Until 2019 AGM	Indicated in the table below	No	3

Fiscal Council

Name	Date of birth	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller	Consecutive terms
Flavio César Maia Luz	7/27/1951	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	4/19/2017	Until 2018 AGM	—	No	12
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of Fiscal Council (Effective)	4/19/2017	Until 2018 AGM	—	No	—
Nilson Martiniano Moreira	7/26/1968	Accountant	583.491.386-53	Member of Fiscal Council (Effective)	4/19/2017	Until 2018 AGM	—	No	2
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	4/19/2017	Until 2018 AGM	—	No	10
Paulo Cesar Pascotini	7/20/1959	Accountant	246.904.300-04	Member of Fiscal Council (Alternate)	4/19/2017	Until 2018 AGM	—	No	3
Pedro Ozires Predeus	5/4/1944	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	4/19/2017	Until 2018 AGM	—	No	12

All the members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

i.	Main professional experience over the last 5 years

Board of Directos

Alexandre Gonçalves Silva

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current) • Member of the Compensation Committee (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Embraer S.A.	• Chairman of the Board of Directors (2011-current) • Member of the Board of Directors (2011 – 2012)	Publicly-traded company engaged in the production of aircrafts.	No

Fibria Celulose S.A.	• Member of the Board of Directors (2009 – current)	Company engaged in the production of eucalyptus pulp.	No

Tecsis – Tecnologia e Sistemas Avançados S.A.	• Member of the Board of Directors (2013 – 2016)	Company engaged in the production of blades for wind energy generation.	No

Companhia Nitro Química Brasileira	• Member of the Board of Directors (2012 – current)	Company engaged in the production of nitrocellulosis.	No

Votorantim Cimentos	• Member of the Board of Directors (2016 – current)	Company engaged in the production of cement.	No

Carlos Tadeu da Costa Fraga

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Petróleo Brasileiro S.A.—Petrobras	• Executive Manager of Exploration and Production of the Pre-salt (2012 – February 2015)	Semi-public company engaged in the exploration and production of oil and gas; refining; natural gas supply; distribution; petrochemicals and fertilizers; electric energy generation; biofuels production; and transportation and marketing.	No

GranBio Investimentos S.A.	• Member of the Board of Directors (2015-current)	Company with operations in the biofuel and biochemical segments.	No

GranEnergia Investimentos S.A.	• Senior Vice President (2015—current)	Company engaged in providing services to the oil and gas industry.	No

Instituto Brasileiro de Petróleo, Gás e Biocombustíveis—IBP	• Member of the Board of Directors (2016-current)	Association of non-economic purposes focused on the development of the oil, natural gas and biofuels sector.	No

MRO Logistics S.A.	• Member of the Board of Directors (2016-current)	Logistics operator in Brazil specializing in the management of MRO (maintenance, repair and operation) items for industries.	No

IPT– Instituto de Pesquisas Tecnológicas	• Member of the Orientation Board (2008 – 2012)	Technological research institute.	No

Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro	• Member of the Technological Park Council (2006 – 2012)	Public institution of higher education in Rio de Janeiro.	No

Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Prumo Logística S.A.	• Member of the Board of Directors and of the Strategy Committee (2014 – current)	Logistics infrastructure company.	No

Instituto Brasileiro de Petróleo, Gás e Biocombustíveis—IBP	• President (2015 – current) Member of the Board of Directors and Officer (2010 – current)	Organization to promote the oil industry.	No

Nexans Brasil S.A.	• Member of the Strategic Consultative Council (2014 – current)	Electrical materials manufacturer.	No

McKinsey & Comp, Inc. Brasil	• Senior Consultant (2012 – current)	Consulting company.	No

Mills Estruturas e Serviços de Engenharia S.A.	• Member of the Board of Directors (2011 – current)	Brazilian specialized engineering services company.	No

Karoon Petróleo e Gás S.A.	• Consultant of the Board of Directors (2011 – 2016)	Company engaged in the exploration and production of oil and gas, concentrated in the South America.	No

Statoil do Brasil Ltda.	• Senior Consultant (2010 – 2014)	Company engaged in the exploration and production of oil and gas.	No

Energy Ventures	• Member of the Consultative Council and Operating Partner (2010 – 2015)	Venture capital fund focused on investments in new technologies for the oil industry.	No

Deepflex do Brasil Ltda.	• Member of the Board of Directors (2010 – 2013)	Company engaged in the production of non-metallic flexible tubes for offshore production projects.	No

José Maurício Pereira Coelho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Banco do Brasil S.A.	• Vice-chairman of Financial Management and Investor Relations (2015 – Jan/17) • Chief Financial Officer (2012 – 2015) • Capital Markets Officer (2009 – 2012)	Financial institution.	No

BB Seguridade Participações S.A.	• Chief Executive Officer (2017 – atual)	Financial institution.	No

BB Securities LLC, NY	• Member of the Board of Directors (2009 – 2015)	Financial institution.	No

BB Securities Limited, London	• Member of the Board of Directors (2009 – 2015)	Financial institution.	No

Banco do Brasil Aktiengesellschaft (BB AG), in Austria	• Member of the Board of Directors (2012 – 2015)	Financial institution.	No

BB Securities Asia Pte. Ltda., in Singapure	• Member of the Board of Directors (2012 – 2015)	Financial institution.	No

Cielo S.A.	• Member of the Board of Directors (2012 – current)	Merchant acquiring and payment processing company.	No

Cosern – Companhia de Energia do Rio Grande do Norte (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Rio Grande do Norte.	No

Coelba – Companhia de Eletricidade do Estado da Bahia (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Bahia.	No

Celpe – Companhia Energética de Pernambuco (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Pernambuco.	No

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Vice-chairman of the Board of Directors (1998-current) • Member of the Compensation Committee (2011-2015)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Ultra S.A. Participações	• Officer (1982-current) • Member of the Board of Directors (1982-current)	Holding that owns 22% of Ultrapar’s capital.	Yes

Nildemar Secches

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current) • Member of the Compensation Committee (2011-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Itaú Unibanco Holding S.A.	• Member of the Board of Directors (2012-current)	Financial institution.	No

Brasil Foods S.A.	• Chairman of the Board of Directors (2007-2013) • Chief Executive Officer (1995-2008)	Company with operations in the food segment.	No

Weg S.A.	• Member of the Board of Directors (1997- current) Chairman of the Board of Directors (Oct/2004 to Apr/2008)	Manufacturing and trading of engines, electrical equipment and coatings.	No

Suzano Papel e Celulose S.A.	• Member of the Board of Directors (2008- current)	Pulp and paper industry.	No

Grupo Iochpe-Maxion	• Member of the Boardof Directors (2004-current)	Industrial holding.	No

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Monteiro Aranha S.A.	• Chairman of the Board of Directors (1996-current)	Holding company with shareholding position lower than 5% of the Company’s common shares.	No
Geociclo Biotecnologia S.A.	• Partner (2001-current)	Environmental solutions for the treatment of organic and minerals wastes, producing organic fertilizers.	No
Klabin S.A.	• Member of the Board of Directors (1979-current)	Production, export and recycling of paper.	No
Agência Rio-Negócios	• Chairman of the Board of Directors (2010-current)	Investment and promotion agency created to promote the economic and commercial potential of the city, consolidating Rio de Janeiro as a major world business center.	No

Paulo Guilherme Aguiar Cunha

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Chairman of the Board of Directors (1998-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Ultra S.A. Participações	• Chairman (1984-current) • Chairman of the Board of Directors (1999-current)	Holding that owns 22% of Ultrapar’s capital.	Yes

FIESP – Federação das Indústrias do Estado de São Paulo	• Member of the Strategic Superior Council (2008-2014)	Entity that represents the industries of the state of São Paulo.	No

Monteiro Aranha S.A.	• Member of the Board of Directors (1997-current)	Holding company with shareholding position lower than 5% of the Company’s common shares.	No

Insper São Paulo	• Board member of the Consultative Council (1999-current)	Education.	No

IPT– Instituto de Pesquisas Tecnológicas	• Member of the Advisory Council (2008-2012)	Technological research institute.	No

PUC – RJ	• Member of the Development Board (2004-current)	Education.	No

IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Founder and member of the Board of Directors (1990-1997)	Private institute for studies on the national industry and development.	No

Pedro Wongtschowski

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Chief Executive Officer (2007- 2012) • Member of the Board of Directors (2013-current) • Member of the Compensation Committee (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Ultra S.A. Participações	• Officer (current) • Member of the Board of Directors (current)	Holding that owns 22% of Ultrapar’s capital.	Yes

Embraer S.A.	• Member of the Board of Directors (20115– current)	Publicly-traded company engaged in the production of aircrafts.	No

CTC – Centro de Tecnologia Canavieira	• Member of the Board of Directors (2015 – current)	World’s main center for the development and integration of disruptive technologies of the sugar-energy industry.	No

Fundação de Amparo à Pesquisa do Estado de São Paulo—FAPESP	• Chairman of the Superior Board (2015—current)	Development agencies promoting scientific and technological research in the country. With autonomy guaranteed by law, FAPESP is linked to the Secretary of Economic Development, Science, Technology and Innovation.	No

EMBRAPII – Empresa Brasileira de Pesquisa e Inovação Industrial	• Chairman of the Board of Directors (2013-current)	Organization to promote and foster the implementation of research, development and innovation projects in the industrial sector through the cooperation with technological research institutions, under the signing of a contract with the Ministry of Science, Technology and Innovation as a supervisory body, and with the Ministry of Education.	No

ANPEI – Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras	• Chairman of the Superior Board (2015-current)	Entity representing innovative companies of Brazil.	No
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Chairman (2015-current)	Private institute for studies on the national industry and development.	No

CNC – Conselho Nacional de Ciência e Tecnologia da Presidência da República do Brasil	• Member (2017-current)	Advisory body to the President of Brazil for the formulation, implementation and evaluation of the National Science, Technology and Innovation Policy, as a source and an integral part of the country’s development plans, goals and priorities.	No

CDES – Conselho de Desenvolvimento Econômico Social da Presidência da República do Brasil	• Member (2016-current)	Advises the President of Brazil making proposals that can be transformed into new public policies or contribute to the improvement of existing ones.	No

Fiscal Council

Effective members

Flavio César Maia Luz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Chairman of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Itaúsa S.A.	• Member of the Fiscal Council (2014-current)	Holding engaged in financial and industrial segments (Chemical, electronic, reconstituted wood’s panels, sanitary ware and metals)	No
CTEEP S.A.	• Member of Fiscal Council (2012-current)	Company that operates in the energy sector.	No

Marcopolo S.A.	• Member of the Board of Directors (2016-current)	Company dedicated to the production of bus bodies, in Brazil and abroad.	No

Soares Penido Obras Construções e Investimentos S.A.	• Member of the Board of Directors (2013-current)	Company engaged in the engineering services sector.	No

Zen S.A. Indústria Metalúrgica	• Chairman of the Board of Directors (2011-current)	Company dedicated to the manufacture of parts for motor vehicles.	No

Senior Solutions S.A.	• Member of the Board of Directors (2016-current)	Company that develops systems for financial institutions.	No

Ser Educacional S.A.	• Member of the Board of Directors (2010-current)	Conglomerate of institutions of higher and technical education.	No

Doing Business Consultoria Empresarial Ltda.	• Managing Partner (2010-current)	Business and corporate finance boutique.	No

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Gerdau S.A.	• Accounting Director (1998- 2012) • Accounting Process Owner (1998-2012) • Member of the Fiscal Council (2015-current)	Steel industry.	No

Metalúrgica Gerdau S.A.	• Member of the Fiscal Council (2014-current)	Steel industry.	No

Dimed S.A. Distribuidora de Medicamentos	• Member of the Fiscal Council (2013-2015)	Publicly-listed company dedicated to retail pharmacy.	No

Puras FO	• Member of the Board of Directors (2013-2015)	Office dedicated to the management of investments and assets.	No

Associação Brasileira das Companhias Abertas—ABRASCA	• Member of the Audit and Accounting Standards Committee (1995-2012)	Non-profit association for the defense of publicly-held companies.	No

Comitê de Pronunciamentos Contábeis—CPC (Accounting Pronouncements Committee)	• Member of the Board—Representative of companies (2007-2011)	Agency for technical guidance and interpretations of accounting standards aiming at convergence to international standards.	No

Intergovernmental Working Group of Experts on International Standards and Reporting (ISAR/UNCTAD)	• Member of the Brazilian delegation (1999-2012)	Entity dedicated to assist the economic development of countries in transition implementing, for that, the best practices of accounting and corporate governance.	No

Council Board – IFRS (International Financial Reporting Standards)	• Council Board member (2007-2010)	Entity dedicated to promoting transparency and efficiency in the financial market.	No

Luzes do Mundo Ltda.	• Founder	Company focused on lighting products—decorative and technical, representing renowned international brands.	No

Nilson Martiniano Moreira

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Banco do Brasil S.A.	• Officer (2006-current)	Financial institution.	No

BB Tecnologia e Serviços	• Member of the Board of Directors (2014-2015)	Bank technology company member of the Banco do Brasil group)	No

Neoenergia	• Member of the Fiscal Council (2010-2014)	Company of the Electric Energy Sector.	No

Companhia Brasileira de Soluções e Serviços—CBSS	• Member of the Fiscal Council (2013-2016)	Development and business management for business benefits card.	No

Fras-le	• Member of the Fiscal Council (2014-2016)	Production of friction materials.	No

Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-atual)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Paulo Cesar Pascotini

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2014 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Banco do Brasil S.A.	• Executive Manager (2009-2012)	Financial institution.	No

Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Grupo Iochpe-Maxion	• Member of the Audit Committee (2005-2013)	Industrial holding	No
PriceWaterhouseCoopers (PWC)	• Retired partner	Audit	No
Associação Brasileira das Companhias Abertas— ABRASCA	• ABRASCA Award Reviewer Best Annual Report—4th year—since 2014	Non-profit association for the defense of publicly-held companies.	No
Alma Clínica de Doenças Nervosas S/S Ltda.	• Administrative and Finance Officer (2013 – current)	Family owned medical clinic	No

ii.	All management positions currently held in other companies or Third Sector organizations

Board of Directors

Alexandre Gonçalves Silva

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
American Chamber of Commerce for Brazil (AMCHAM)	• Counselor (2003 – atual)	Commercial Association.	No

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Associação Arte Despertar	• Member of the Consultative Council (2005-currrent)	Education.	No

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Conselho Municipal de Desenvolvimento – COMUDES	• Member of the Board (2009- current)

Institution focused on the
discussion and the

improvement of projects that
aim at the economic and
social development of the city
of Rio de Janeiro and on the
monitoring of the
implementation of these
projects.

No

Fiscal Council

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%

ONG Parceiros Voluntários	• Vice-Chairman	NGO dedicated to the qualification of people and institutions, through social technologies and volunteering.	No

Casa Menino Jesus de Praga	• Member of the Board of Directors	Institution to support the needy children with multiple disabilities.	No

n.	Events occurred over the last 5 years, related to:

i.	any criminal sentence

ii.	any judgment in administrative proceeding by CVM and the penalties applied

iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

The Members of the Board of Directors and Fiscal Council informed the Company that there were no criminal conviction in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6.	Percentage of participation in meetings held in the last term

Board of Directors

Effective member	Number of meetings held by the Board of Directors from May/15 to March/17	% of participation of the effective member in the meetings
Alexandre Gonçalves Silva	23	100%
Carlos Tadeu da Costa Fraga	22	96%
Jorge Marques de Toledo Camargo	23	100%
José Maurício Pereira Coelho	20	87%
Lucio de Castro Andrade Filho	23	100%
Nildemar Secches	22	96%
Olavo Egydio Monteiro de Carvalho	19	83%
Paulo Guilherme Aguiar Cunha	21	91%
Pedro Wongtschowski	21	91%

Fiscal Council

Effective member	Number of meetings held by the Board of Directors from April/16 to March/17	% of participation of the effective member in the meetings
Flavio César Maia Luz	12	100%
Mario Probst	12	100%
Nilson Martiniano Moreira	12	100%

12.7.	Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, even if such committees or structures are not established by the Bylaws

Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches and Mr. Pedro Wongtschowski, effective Members of the Company’s Board of Directors and candidates for re-election to their positions, currently compose the Compensation Committee. Considering that they also serve as members of the Board of Directors, information on such members is already described in items 12.5 and 12.6.

The other candidates appointed for the Board of Directors hold no position in any other body or committee of the Company or its subsidiaries.

12.8.	Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

Compensation Committe

Effective member	Number of meetings held by the Compensation Committe from May/15 e March/17	% of participation of the effective member in the meetings
Alexandre Gonçalves Silva	14	100%
Nildemar Secches	14	100%
Pedro Wongtschowski	14	100%

12.9.	Material relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors:

None.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

b.	any of the Company’s direct or indirect controlling shareholders

None.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

In December 2016, Ultrapar, had loans in the amount of R$ 3.0 billion with Banco do Brasil, a financial institution where Mr. José Maurício Pereira Coelho, effective Member of the Board of Directors and candidate for re-election to the position, held the position of Vice-Chairman of Financial Management and Investor Relations until January 2017, and Mr. Nilson Martiniano Moreira, effective Member of the Fiscal Council and candidate for re-election to the position is currently Supplies and Shared Services Officer.

EXHIBIT V – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

EXHIBIT V – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

A—Management compensation proposal

The proposal for the maximum annual limit of the Management compensation for the period between May 2017 and April 2018 is R$ 66,800,000.00 (sixty six million and eight hundred thousand Reais), of which R$ 7,800,000.00 (seven million and eight hundred thousand Reais) refers to compensation for the members of the Board of Directors and R$ 59,000,000.00 (fifty-nine million Reais) for the Company’s Executive Officers, including R$ 12,594,469.00 (twelve million, five hundred ninety-four thousand, four hundred sixty-nine Reais) relative to the stock-based compensation plan and post-retirement benefits.

The total amount proposed is 11% higher than that approved at the Annual Shareholders’ Meeting held on April 13, 2016, for the period between May 2016 and April 2017, reflecting, in addition to the inflation of the period, the strengthening of the Company’s corporate governance with the establishment of new advisory bodies to the Board. The global compensation effectively recognized between May 2016 and April 2017 is estimated to be 11% lower than the amount approved in 2016, as a result of the partial achievement of certain targets.

B—Compensation proposal for the members of the Fiscal Council

The proposal for the total compensation of the members of the Fiscal Council for the term of their mandates (between May 2017 and April 2018) is R$ 63,264.00 (sixty-three thousand two hundred sixty-four Reais) monthly, with a monthly payment of R$ 18,500.00 (eighteen thousand five hundred Reais) to the chairman of the Fiscal Council and R$ 17,110.00 (seventeen thousand one hundred and ten Reais) to the other effective members¹.

The amount proposed is 6% higher than the amount approved at the Annual Shareholders’ Meeting held on April 13, 2016, for the period between May 2016 and April 2017. The global compensation effectively recognized between May 2016 and April 2017 for the members of the Fiscal Council was in line with the amount approved.

For further information, including policies or practices about the compensation of the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, see Annex V or item 13 – Management compensation. We highlight that the amounts included in this compensation proposal differ from those of Annex V as a result of different reference periods of the documents.

¹	Montlhy individual compensation for members of the Fiscal Council does not include charges on payroll.

EXHIBIT VI – ITEM 13 OF THE REFERENCE FORM

EXHIBIT VI – ITEM 13 OF THE REFERENCE FORM

13	— Management compensation

13.1	— Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a.	Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•	Fixed compensation: a monthly amount, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•	Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the Director’s compensation, independent of the position held in the Board of Directors. If a Director is appointed for more than one specialized committee, the monthly amount is equivalent to 50% of the Director’s compensation.

•	Variable compensation: not practiced.

Fiscal Council

•	Fixed compensation: a monthly amount approved by shareholders in the annual meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position of member of the fiscal council. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average salary of the Statutory Officers. The Chairman earns a higher amount than other members of the Fiscal Council as a result of the position held.

•	Variable compensation: not practiced.

Officers

•	Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional. The fixed compensation of Officers includes salaries, contribution to social security, vacation bonus, thirteenth salary, health care plan (medical), group life insurance and physical checkup, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•	Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•	Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The last program was effective from 2006 to 2011 with payments in 2012 after verified the achievement of the established goals. This compensation was a result of the stock price at the end of 2011, which surpassed the goal of more than doubling the value of the Company’s shares between 2006 and 2011, generating significant returns to Ultrapar’s shareholders. The current program, set up in February 2014, establishes that Ultrapar’s CEO may receive additional variable compensation as a result of the performance of the Company’s shares between 2013 and 2017.

•	Share ownership compensation plan: the purpose of the stock ownership plan is to align long-term interests of executives and shareholders and to retain executives. Since 2003, Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan derives from the function of the executive’s performance, the expectations of future contribution and long-term retention aiming at materializing projects and future results.

•	Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution plan managed by Ultraprev –Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution FGTS, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this retirement policy.

ii.	Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2016, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	40%	41%	7%	0%	12%	100%

The table below presents the proportion of each component in the overall management compensation in 2015, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	35%	44%	7%	0%	14%	100%

The table below presents the proportion of each component in the overall management compensation in 2014, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	39%	36%	10%	0%	15%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers and market practices. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims to maintain the company competitiveness towards the relevant market in the event of the achievement of 100% of the targets established for variable compensation.

•	Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•	Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, that together result in a salary multiple. Business performance is measured in relation to economic value added (EVA®) growth targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•	Long-term variable compensation: a variable compensation based on the performance of the Company’s shares, calculated by the evolution of the value of the share at the end of 2012 compared to the value at the end of 2017. Such compensation shall be paid in three installments, in January 2018, 2019 and 2020, if the share value of Ultrapar, at the end of 2017, is higher than a pre-established minimum level, reflecting the goal of more than doubling the value of the Company’s share in five years.

•	Share ownership compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: reflects the executive’s period in the Company, age and fixed compensation.

iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

v.	Non-compensated members and supporting reasons

All the members of the Board of Directors, Fiscal Council and Officers of the Company are remunerated.

c.	Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value.

•	Share compensation plan: evolution of performance and accomplishment of individual goals throughout the years and expectation of future contribution to the Company’s goals.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•	Long-term variable compensation: the amount correspondent to the program effective between 2012 and 2017 (see “Items 13.1.b.i. and 13.1.b.iii”) will be a function of the achievement of the established minimum target linked to the Company’s share price appreciation.

•	Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation.

e.	Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, that is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual growth goals of value generation and long-term compensation being directly linked to the evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

Regarding the long-term variable compensation, in the event of the consolidation of the controlling interest of the Company prior to the end of 2017 and it is verified that the pre-established minimum level was accomplished at the date of the consolidation, then the compensation will be paid in advance.

13.2	Compensation recognized in the results of 2014, 2015, 2016 and estimated for the fiscal year 2017 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized for the fiscal year 2014

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members(1)	9.00	3.00	6.92	18.92
Annual fixed compensation	4,409.8	591.2	14,126.3	19,127.3
Salary	3,275.7	492.6	8,563.6	12.331,9
Direct and indirect benefits	—	—	2,300.2	2,300.2
Participation in committees	259.6	—	—	259.6
Others(²)	874.6	98.5	3,262.5	4,235.6
Variable compensation	—	—	13,334.7	13,334.7
Bonus	—	—	—	—
Profit sharing	—	—	11,651.0	11,651.0
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	—	—	1,683.7	1,683.7
Post-retirement benefit	—	—	3,659.9	3,659.9
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	5,461.8	5,461.8

Total compensation	4,409.8	591.2	36,582.7	41,583.7

(¹)	Number of members according to CVM Official Letter/1/2017.
(²)	Includes (i) the donation of the compensation of a member of the Board of Directors to a charity indicated by him and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/1/2017.

Compensation recognized for the fiscal year 2015

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members(1)	8.83	3.00	7.00	18.83
Annual fixed compensation	5,289.5	638.8	15,251.5	21,179.8
Salary	3,963.7	516.2	9,182.4	13,662.3
Direct and indirect benefits	—	—	2,576.5	2,576.5
Participation in committees	320.1	—	—	320.1
Others(2)	1,005.7	122.6	3,492.7	4,620.9
Variable compensation	—	—	19,519.7	19,519.7
Bonus	—	—	—	—
Profit sharing(3)	—	—	17,218.1	17,218.1
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others(4)	—	—	2,301.6	2,301.6
Post-retirement benefit	—	—	2,936.0	2,936.0
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	6,125.9	6,125.9

Total compensation	5,289.5	638.8	43,833.2	49,761.5

(1)	Number of members according to CVM/SEP Official Letter/1/2017.
(2)	Includes (i) the partial donation of the compensation of a member of the Board of Directors and a member of the Fiscal Council to a charity indicated by them and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/1/2017.
(3)	The value in 2015 was recognized according to the results achieved.
(4)	Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration”.

Compensation recognized for the fiscal year 2016

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members(1)	9.00	3.00	7.00	19.00
Annual fixed compensation	5,721.6	697.2	18,351.6	24,770.3
Salary	4,307.9	567.8	11,047.7	15,923.4
Direct and indirect benefits	—	—	3,146.8	3,146.8
Participation in committees	360.0	—	—	360.0
Others(2)	1,053.7	129.3	4,157.1	5,340.1
Variable compensation	—	—	18,705.0	18,705.0
Bonus	—	—	—	—
Profit sharing(3)	—	—	16,232.2	16,232.2
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others(4)	—	—	2,472.8	2,472.8
Post-retirement benefit	—	—	3,336.2	3,336.2
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	5,427.4	5,427.4

Total compensation	5,721.6	697.2	45,820.2	52,238.9

(1)	Number of members according to CVM/SEP Official Letter/1/2017.
(2)	Includes (i) the partial donation of the compensation of a member of the Board of Directors and a member of the Fiscal Council to a charity indicated by them and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/1/2017.
(3)	The value in 2016 was recognized according to the results achieved.
(4)	Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration”.

Projected compensation for the fiscal year 2016

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members(1)	9.00	3.00	7.00	19.00
Annual fixed compensation	7,017.1	747.0	19,819.7	27,583.8
Salary	4,957.2	662.5	11,705.2	17,284.9
Direct and indirect benefits	—	—	3,684.5	3,684.5
Participation in committees	890.4	—	—	890.4
Others(2)	1.169,5	124.5	4,430.0	5,724.0
Variable compensation	—	—	23,883.5	23,883.5
Bonus	—	—	—	—
Profit sharing(3)	—	—	19,586.9	19,586.9
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others(4)	—	—	4,296.6	4,296.6
Post-retirement benefit	—	—	5,028.7	5,028.7
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	7,624.2	7,624.2
Total compensation	7,017.1	747.0	56,356.1	64,120.2

(1)	Number of members according to CVM/SEP Official Letter/1/2017.
(2)	Includes (i) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/1/2017.
(3)	Value projected for 2017 assumes the achievement of the proposed targets.
(4)	Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration”.

13.3	– Variable compensation in the fiscal years of 2014, 2015, 2016 and estimated compensation for the fiscal year 2017 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
	(in thousands of Reais, except for the number of members)
Total number of members 2014	9.00	3.00	6.92
Total number of members 2015	8.83	3.00	7.00
Total number of members 2016	9.00	3.00	7.00
Total number of members 2017	9.00	3.00	7.00
Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	Obs	(1)
Amount set out in the compensation plan for 2014, upon achievement of the goals established	N/A	N/A	13,752.7
Amount effectively recognized in 2014 result	N/A	N/A	11,651.0
Amount set out in the compensation plan for 2015, upon achievement of the goals established	N/A	N/A	14,908.8
Amount effectively recognized in 2015 result	N/A	N/A	17,218.1
Amount set out in the compensation plan in 2016, upon achievement of the goals established	N/A	N/A	17,764.5
Amount effectively recognized in 2016 result	N/A	N/A	16,232.2
Amount provided in the compensation plan in 2017, upon achievement of the goals established	N/A	N/A	19,586.9
Amount to be recognized in 2017 result	N/A	N/A	19,586.9

(1)	For the portion related to individual performance, the evaluation typically ranges from 50% to 150% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®. Therefore, there is no maximum value foreseen or approved in the compensation plan. If the targets established for 2017 are met, we estimate the amount of R$ 19,586.94 thousand as profit sharing.

13.4	– Description of the share compensation plan for the Statutory Officers

a.	General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount of shares to be used in the stock ownership plan is subject to the existence of such shares in treasury. Ultrapar’s Board members are not entitle to a stock ownership plan.

Ultrapar does not have an active stock ownership option plan.

b.	Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e.	How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. In December 31, 2016, 13,131,356 shares were held in treasury. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.6. Share compensation plan—information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury, for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.5. Share compensation plan – information on shares granted to the Statutory Officers.”

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The achievement of the effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

13.5	— Share compensation plan—information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2015:

Body	Statutory Officers
Total number of members	6
Number of compensated members	6
Granting Date(¹)	18-Dec-03	04-Oct-04	14-Dec-05	09-Nov-06	12-Dec-07	08-Oct-08	16-Dec-09	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14
Number of shares granted(²)	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000	288,400
Period for the share effective ownership to be transferred					1/3 in Nov-12	1/3 in Set-13	1/3 in Nov-14	1/3 in Out-15	1/3 in Out-17	1/3 in Jan-18	1/3 in Mar-19	1/3 in Dez-19
	Nov-13	Sep-14	Nov-15	Oct-16	1/3 in Nov-13	1/3 in Set-14	1/3 in Nov-15	1/3 in Out-16	1/3 in Out-18	1/3 in Jan-19	1/3 in Mar-20	1/3 in Dez-20
					1/3 in Nov-14	1/3 in Set-15	1/3 in Nov-16	1/3 in Out-17	1/3 in Out-19	1/3 in Jan-20	1/3 in Mar-21	1/3 in Dez-21
Price assigned to the shares granted (R$/share)	7.58	10.2	8.21	11.62	16.17	9.99	20.75	26.78	42.90	50.64

(1)	Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers at the granting date

(2)	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011.

Assuming that the amount of shares granted follows the average of the shares granted in the last years, we estimate that approximately 150 thousand additional shares will be granted to Statutory Officers in 2017.

13.6	— Stock options outstanding

Ultrapar does not have a stock option plan opened.

13.7	— Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In 2014, (i) the beneficial ownership of 288,400 shares was granted to Statutory Officers and (ii) the effective ownership of 306,300 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2004, 2007, 2008 and 2009. In 2015, the effective ownership of 245,332 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2005, 2008, 2009 and 2010. In 2016, the effective ownership of 193,596 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2006, 2009 and 2010. Additionally, Ultrapar does not have an open stock option plan.

13.8	— Information necessary for the understanding of items 13.5 to 13.7

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011. Ultrapar does not have an active stock option plan.

13.9	— Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31, 2016.

	Total		%
	(number of shares	)
Board of Directors	23,835,839		4%
Direct ownership	185,984		0%
Indirect ownership	23,649,855		4%
Through Ultra S.A.(1)	23,649,855		4%
Fiscal Council	—		0%
Direct ownership	—		0%
Indirect ownership	—		0%
Statutory Officers	1,573,151		0%
Direct ownership	1,573,151		0%
Indirect ownership	—		0%
Total	25,408,990		5%

Shares representing the capital	556,405,096		100%

(1)	Shares issued by Ultrapar owned indirectly by a member of the Board of Directors through participation in Ultra S.A.capital.

Changes in Ultrapar’s ownership occurred after December 31, 2016 are not included in the table above.

13.10—Pension	plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers
Total number of members	9.00	7.00
Number of compensated members	9.00	7.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement¹	N/A	4
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor—Minimum 5 years of participation in the plan—Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members² (in thousand of reais)	N/A	12,043.0
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of Reais)	N/A	1,065.5
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

(1)	Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
(2)	Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11—Maximum,	minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2014, 2015 and 2016

2014
Body	Statutory Officers	Board of Directors	Fiscal Council
	(in thousands of Reais, except for the number of members)
Total number of members	6.92	9.00	3.00
Number of compensated members	6.92	9.00	3.00
Highest individual compensation	10,756.5	1,376.2	206.5
Lowest individual compensation	3,551.7	311.5	192.3
Average individual compensation	5,286.5	490.0	197.1

2015
Body	Statutory Officers	Board of Directors	Fiscal Council
	(in thousands of Reais, except for the number of members)
Total number of members	7.00	8.83	3.00
Number of compensated members	7.00	8.83	3.00
Highest individual compensation	13,069.0	1,493.1	224.9
Lowest individual compensation	3,710.1	399.5	208.5
Average individual compensation	6,261.9	599.0	212.9

2016
Body	Statutory Officers	Board of Directors	Fiscal Council
	(in thousands of Reais, except for the number of members)
Total number of members	7.00	9.00	3.00
Number of compensated members	7.00	9.00	3.00
Highest individual compensation	13,254.2	1,526.4	245.2
Lowest individual compensation	4,062.0	432.0	227.5
Average individual compensation	6,545.7	635.7	232.4

The information relating to Statutory Officers in 2014 and 2015 includes the long-term variable compensation plan, related to the five-year period between 2013 and 2017 established for the CEO.

The lowest individual compensation of the Statutory Officers in 2014 and 2015, of the Board of Directors and the Fiscal Council in 2015 were considered excluding the members who remained in office for less than 12 months in the respective management bodies.

13.12	— Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to FGTS, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries. The CEO is not eligible to this policy.

13.13	— Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Prior to the Conversion, Ultra S.A. held 66% of the Company’s common shares. On the date of the Conversion, Ultra S.A. became holder of 24% of Ultrapar’s common and total capital. As a result, Ultrapar no longer has a controlling shareholder as defined in Article 116 of the Brazilian Corporate Law. However, on August 16, 2011, Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that exercises the control of the Ultrapar, as defined in the Novo Mercado regulation. On January 31, 2016, Ultra S.A. held 22% of Ultrapar’s shares.

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of Ultra S.A. Participações on the overall compensation paid to such bodies were 63% and 0%, respectively, in 2014, 53% and 0%, respectively, in 2015 and 50% and 0%, respectively, in 2016.

13.14	— Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries.

13.15	— Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2014, 2015 and 2016.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is directly supported by the Company.

	Statutory Officers – 2014
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	3,339.4	1,291.9	124.6	3,156.7	932.6	2,655.9	149.8	1,448.3	1,027.2	14,126.3
Salary	1,982.8	781.9	70.2	1,954.3	556.5	1,631.0	90.4	856.4	640.0	8,563.6
Direct and indirect benefits	1,356.6	510.0	54.4	1,202.3	376.1	1,024.8	59.4	591.9	387.2	5,562.7
Variable compensation	3,736.0	1,033.6	—	2,971.9	620.4	2,988.0	100.8	1,030.6	853.3	13,334.7
Profit sharing	2,894.2	1,033.6	—	2,971.9	620.4	2,146.2	100.8	1,030.6	853.3	11,651.0
Others	841.8	—	—	—	—	841.8	—	—	—	1,683.7
Post-retirement benefit	1,518.9	78.5	7.3	604.6	57.1	796.5	9.3	447.3	140.4	3,659.9
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	2,471.5	—	—	369.2	—	1,970.2	—	650.8	—	5,461.8

Total compensation	11,065.8	2,404.1	131.9	7,102.4	1,610.2	8,410.6	259.8	3,577.1	2,020.9	36,582.7

	Statutory Officers – 2015
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	3,913.3	1,713.4	123.9	3,634.6	980.9	2,909.3	160.3	1,620.4	195.5	15,251.6
Salary	2,270.1	1,050.6	70.2	2,252.0	595.3	1,771.2	96.7	954.2	122.0	9,182.4
Direct and indirect benefits	1,643.2	662.9	53.6	1,382.6	385.7	1,138.1	63.6	666.2	73.4	6,069.2
Variable compensation	5,487.8	1,975.3	—	4,190.1	1,400.1	4,926.7	227.4	889.3	423.1	19,519.7
Profit sharing	4,336.9	1,975.3	—	4,190.1	1,400.1	3,775.9	227.4	889.3	423.1	17,218.1
Others	1,150.8	—	—	—	—	1,150.8	—	—	—	2,301.6
Post-retirement benefit	1,087.6	104.6	7.3	676.4	61.3	560.6	10.0	339.2	88.9	2,936.0
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	3,408.2	—	—	147.7	—	1,994.7	—	575.4	—	6,125.9

Total compensation	13,896.9	3,793.3	131.1	8,648.8	2,442.4	10,391.4	397.6	3,424.3	707.5	43,833.2

	Statutory Officers – 2016
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	4,837.6	2,230.1	120.6	4,071.6	1,158.0	3,508.7	188.1	1,761.8	467.7	18,344.2
Salary	2,819.7	1,382.8	70.2	2,546.1	661.2	2,101.2	107.4	1,057.6	294.1	11,040.3
Direct and indirect benefits	2,017.9	847.3	50.4	1,525.5	496.8	1,407.5	80.7	704.2	173.6	7,303.9
Variable compensation	6,029.4	2,533.2	—	3,700.6	511.8	4,406.8	83.1	1,088.2	359.3	18,712.4
Profit sharing	4,793.0	2,533.2	—	3,700.6	511.8	3,170.4	83.1	1,088.2	359.3	16,239.6
Others	1,236.4	—	—	—	—	1,236.4	—	—	—	2,472.8
Post-retirement benefit	1,874.8	136.8	7.3	383.2	71.9	548.1	11.7	273.9	28.5	3,336.2
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	3,121.9	—	—	—	—	1,865.2	—	440.2	—	5,427.3

Total compensation	15,863.7	4,900.1	127.9	8,155.4	1,741.7	10,328.8	282.9	3,564.1	855.5	45,820.1

13.16—Other	information deemed relevant by the issuer

Not applicable.

EXHIBIT VII – PROPOSAL OF A NEW STOCK-BASED INCENTIVE PLAN

(According to annex 13 of CVM Instruction 481/2009)

EXHIBIT VII – PROPOSAL OF A NEW STOCK-BASED INCENTIVE PLAN

(According to annex 13 of CVM Instruction 481/09)

1. Provide a copy of the plan proposed
Exhibit VIII of the Management Proposal.

2. Main characteristics of the plan proposed, indicating:

a.      Potential beneficiaries

The Share-based Incentive Plan (“Plan”) shall be offered to the executive officers (statutory or designated) or employees in charge of senior positions of the Company or other companies directly or indirectly controlled by the Company (“Participants”), according to the provisions set forth in each Program. The Board of Directors or Compensation Committee, designated to support the management of the Plan (“Committee”), however the case may be, shall indicate, through the share-based incentive programs (“Programs”), those Participants entitled to the usufruct on the shares issued by the Company and to the grant of shares issued by the Company.

Upon the launching of each Program, the Board of Directors or Committee, however the case may be, shall establish the terms and conditions for the transfer of the Restricted Shares (as defined below) in the agreement to be entered into between the Company or one of its subsidiaries and each Participant (“Agreement”), always in accordance with the Plan and the respective Program.

b.      Maximum number of options to be granted

Not applicable, considering that stock options shall not be granted in connection with the Plan.

c.      Maximum number of shares included in the plan

The Participants may receive, in connection with the Plan, common shares representing, at most, 1% of the Company’s capital stock on the date of the approval of the Plan, corresponding, as of the date hereof, to 5,564,051 common shares.

d.      Acquisition conditions

According to the Plan’s rules, the Board of Directors or the Committee, however the case may be, shall create, at its discretion in terms of frequency, the Programs, in which it shall be determined, amongst other conditions: (a) the term of each Program; (b) the beneficiaries of each Program; (c) the number of shares subject to the Program subject to usufruct (“Restricted Shares”), cycle, vesting period, terms and conditions for the maintenance of the usufruct and transfer of the ownership of the shares; (d) cycle, vesting period, terms and conditions for the transfer of the shares not subject to usufruct (“Performance Shares”), however the case may be; (e) how the shares will be transferred, which may be in lots, subject to different grace periods, however the case may be; (f) eventual restrictions to the trading of the shares after the transfer of the ownership to the Participant; (g) the rules for the renoval of the Participant; (h) possible financial settlement of the obligation to transfer the ownership of the shares, however the case may be, in accordance with the provisions set forth in the Agreement; and (i) any other conditions, criteria and specific rules, always in accordance with the general rules provided for in this Plan.

In addition, according to the Plan, the Board of Directors or the Committee shall create, at least, two different Programs based on the following guidelines:

(i)     Program A: (a) implementation of the usufruct related to the equity rights of the total shares subject to Program A on behalf of the Participants; (b) vesting period of, at most, 6 (six) years for the transfer of the ownership of the shares subject to usufruct; and (c) price and payment method for the Participants;

(ii)    Program B: (a) usufruct of the equity rights on 50% (fifty percent) of the shares subject to Program B on behalf of the Participants; (b) Company’s performance goal triggering the transfer of ownership of 50% (fifty percent) of the shares subject to Program B, which shares shall not be subject to usufruct; (c) vesting period of 5 (five) years in 3 (three) tranches; (d) lack of burden for the Participants; and (e) possible financial settlement of the obligation to transfer the ownership of the shares subject to Program B, at the Company’s exclusive discretion.

e.      Criteria to determine the exercise price

The purpose of the Plan, amongst others, is to grant common shares issued by the Company, held in treasury by the Company or its subsidiaries, which may or may not include the usufruct of the common shares held in treasury for subsequent transfer of the ownership of the shares, according to the terms and conditions set forth in the Plan, to the Participants, for the period indicated in the Program, over which the Participant shall comply with the charges, terms and conditions set forth in the Plan, Program and respective Agreement. In addition, subject to the compliance with the terms and conditions set forth in the Plan, Programs and respective Agreement, the ownership of the shares shall be transferred to the Participant, under the terms and conditions set forth in the respective Program and/or Agreement.

Accordingly, it does not refer to a call option of shares, as provided for in article 168, § 3, of the Brazillian Corporate Law, but to a stock-based incentive offered to the Participants.

Notwithstanding, the usufruct and transfer of the ownership of the shares in usufruct under the Plan may be carried out freely or be subject to burden a cost, according to the respective Program, provided that, in any event, the reference amount per share subject to usufruct, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), in the auction immediately before the signature of the Agreement, in which case 1/3 of the reference amount shall refer to the usufruct and 2/3 of the reference amount shall refer to the transfer of the ownership of the shares.

The delivery of the shares that are not subject to usufruct, however the case may be, may be carried out freely or be subject to burden a cost, according to the respective Program, provided that, in these cases, the reference amount per share, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at BM&FBovespa, in the trading day immediately before the signature of the Respect Agreement.

f.       Criteria to determine the exercise period

The shares under the Plan shall be transferred to the beneficiaries according to the lots and on the periods set forth in the respective Program and/or Agreement, provided that all conditions set forth in the Plan, Programs and Agreements are complied with, including with respect to the goals, as applicable.

The Participants shall be entitled to the shares, amongst other conditions, if he/she remains as an employee of the Company until the termination of the respective applicable grace periods, in compliance with to the specific rules set forth in each Agreement, in the event of dismissal (with or without cause), removal of the position, termination of the mandate, waiver, voluntary resignation, retirement or death. Notwithstanding other conditions that may be as in each Program, the Participant shall (i) fully dedicate his/her time in the management or employee of the Company for the respective periods established in the Program; and (ii) not establish, be dedicated to, be linked to or otherwise act, as administrator or shareholder, holding significant interest (directly and/or indirectly) in competitors, or even potential competitors, of the Company.

g.      Settlement of options

As referred to in item “e” above, the purpose of the Plan is, amongst others, to grant common shares issued by the Company, held in treasury by the Company or its subsidiaries, which may, or may not, imply the usufruct of the common shares held in treasury for the subsequent transfer of the ownership of the shares, according to the terms and conditions set forth in the Plan, to the Participants. That the usufruct, transfer of the ownership of the shares and delivery of the shares may be performed freely or subject to a cost, according to the respective Program, always in accordance with the reference values described in item “e”.

The Programs may also provide for the possibility that the Company may, at its discretion, as an alternative to the transfer of the shares, pay in cash the amount equivalent to the shares that would be entitled to the beneficiary.

h.      Criteria and events which, when verified, will cause the suspension, alteration or extinction of the plan

The Plan may be terminated, modified or have accelerated vesting periods, at any time, as determined by the Board of Directors or Committee, it being understood that the termination of the Plan shall not impact the shares granted and not vested, under the terms of the Programs in effect.

The Plan also sets forth that, in the event of dissolution, transformation, incorporation, merger, spin-off or reorganization of the Company, after which a publicly-traded company is not the remaining company or, as the remaining company, the Company no longer trades its shares in the stock exchange, the Agreements related to the Programs in effect, at the discretion of the Board of Directors or the Committee, however the case may be, may be transferred to the succeeding company, have accelerated vesting periods for the transfer or be maintained and settled in cash.

3. Justify the plan proposed, explaining:

a.      Main objectives of the plan

The main purpose of the Plan is to establish the general terms and conditions for the Company and its subsidiaries to grant the common shares held in treasury, which may be subject or not to the usufruct of the common shares held in treasury for the subsequent transfer of the ownership of the shares, subject to the terms and conditions set forth in this Plan, to the executive officers or employees of the Company or other companies directly or indirectly controlled by the Company in order to:

(i)     Incentive the Company’s expansion and sustainable results, as well as the achievement of its business goals, by sharing the creation of value and the business risks and aligning the long-term interests among shareholders, executive officers and employees; and

(ii)    Strengthen the Company’s ability to attract, retain and motivate its highly qualified employees.

b.      How the plan contributes to these objectives:

As referred to above, the Plan stimulates the Company’s expansion and sustainable results, and the achievement of its business goals, by sharing the creation of value, as well as the business risks, and aligning the long-term interests among shareholders, executive officers and employees, in addition to strengthening the capacity to effectively attract, retain and motivate the highly qualified executive officers and employees.

The usufruct and the possible transfer of the ownership of the shares, as well as the grant of shares, however the case may be, in the context of the Plan, stimulate the beneficiaries to become the Company’s shareholders, at the end of the respective vesting periods for the transfer of the ownership of the shares, in order to attract, retain and motivate the Participants over the time. In addition, the Programs may establish the goals related to the performance of the Company’s activities as a condition for the transfer of the shares, stimulating, therefore, the Participants to perform the activities according to the Company’s best interests, generating value to the Company and its shareholders.

c.      How the plan is inserted in the compensation policy of the company

The Plan is one of the components of the compensation policy.

This variable compensation portion, aligned with the market practices to offer attractive packages, attract, retain and motivate the commitment of the Participants with the Company’s expansion and generation of sustainable results, aligned with the medium- and short-term interests.

d.      How the plan aligns the interests of the beneficiaries and the company in short, medium and long term

The Plan is structured to align the Participants’ interests in different timeframes. The usufruct of the shares provides for the receipt of dividends by the Participants, which recalls the Participants’ commitment in the short term to generate value and sustainable results to the Company. The respective vesting periods defined in the Programs, over which the ownership of the shares is not transferred to the Participant, such shares being transferred over the time, also applicable to the concession of the shares, benefit the retention of the Participants over these periods. The terms and conditions established for each Program also contribute for the alignment of interests between the Participants and Company. The transfer of the ownership of the shares in lots, when applicable, allows the Participant to become the Company’s shareholder, progressively increasing the respective interest and the gain according to the time in the Company, and to the work performed to generate value and good results for the Company.

4. Estimate Company’s expenses as a result of the plan, according to accounting rules on the subject

The expenses related to the Plan shall gradually increase over 10 years, and are estimated at R$ 43 million/year (at its full implementation stage), including charges. Such amount was calculated according to Technical Pronouncement CPC 10, based on the assumption of reaching the annual maximum grant of approximately 400 thousand shares, based on the share price of Ultrapar of R$ 65.40 on February 24, 2017. The expenses incurred by the Company in 2016 with stock-based compensation amounted to R$ 18 million. The implementation of the Plan shall generate, therefore, additional expenses in the amount of R$ 25 million/year.

EXHIBIT VIII – PROPOSAL OF A NEW STOCK-BASED INCENTIVE PLAN

EXHIBIT VIII – STOCK-BASED INCENTIVE PLAN

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

STOCK-BASED INCENTIVE PLAN

1.	PURPOSE OF THE STOCK-BASED INCENTIVE PLAN

1.1.	The Stock-based Incentive Plan of Ultrapar Participações S.A. (“Ultrapar” or “Company”), in accordance with applicable legislation and regulation (“Plan”), was implemented in order to establish the general terms and conditions to enable the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, which may imply or not the usufruct of these common shares for subsequent transfer of the ownership of the shares, according to the terms and conditions set forth in this Plan (“Shares Subject to the Plan”, the shares subject to usufruct are included in this definition), to the Executive Officers or employees of the Company or other companies directly or indirectly controlled by the Company (included in the definition of Company for purposes of the Plan), aiming at:

(i)	stimulating expansion and sustainable results of the Company and the attainment of corporate goals, sharing the creation of value, as well as the risks inherent to the business of the Company; and promoting the alignment of long-term interests among shareholders, executives, and employees; and

(ii)	strengthening the ability to attract, retain and motivate highly qualified executives and employees.

1.1.1.	Except if otherwise set forth or indicated in this Plan, the terms “grant” and “transfer” shall be understood as references both to the grant and transfer of the shares themselves, and the transfer of the ownership of the shares subject to usufruct. Similarly, for purposes of clarification, the expression “transfer of ownership” refers both to transfer of shares itself, and to transfer of the ownership of the shares subject to usufruct.

2.	ELIGIBLE PARTICIPANTS

2.1.	The Plan is offered to the Executive Officers (statutory or designated) and employees in charge of senior positions in the Company, according to the provisions set forth in each Program, as set forth in item 4.1 below (“Participants”).

2.2.	No provision set forth in this Plan shall confer to any of its Participants the right to remain in their position until the termination of the respective mandate nor ensure the Participant’s re-election for the respective position.

2.3.	Participants shall be subject to the restrictive rules related to the use of the inside information applicable to the publicly-traded companies in general and those established by the Company.

3.	MANAGEMENT OF THE PLAN

3.1.	This Plan shall be managed by Ultrapar’s Board of Directors, which shall be supported by the Compensation Committee in the management of the Plan (“Committee”).

3.2.	The Board of Directors or the Committee, however the case may be, shall have autonomy and broad powers to, according to the terms of the Plan and, in the case of to the Committee, based on the guidelines established by the Board of Directors, organize and manage the Plan, including the adoption of necessary and proper measures for interpreting, detailing and applying the Plan.

3.2.1.	Notwithstanding the provisions set forth in the caput, no resolution undertaken by the Board of Directors or the Committee may, except for the adjustments permitted by the Plan, and eventual adjustments made as a result of the amendments to the applicable legislation: (i) increase the total limit of the Shares Subject to the Plan referred to in item 8.1 below; and/or (ii) change the rights or obligations related to the stock-based payments set forth in this Plan, which could jeopardize the Participant, without prior approval.

3.3.	The Board of Directors or the Committee may, at any time, as set forth in item 3.2.1 above: (i) change or terminate the Plan; (ii) accelerate any vesting periods in the context of the Plan; (iii) define the regulation applicable to matters not covered herein; and (iv) analyze extraordinary events.

4.	TERMS AND CONDITIONS TO GRANT SHARES, USUFRUCT AND TRANSFER OF OWNERSHIP

4.1.	The Board of Directors or the Committee, however the case may be, shall create, at its discretion in terms of frequency, Incentive Programs for the Shares Subject to the Plan (“Programs”), in which it shall be determined, amongst other conditions: (a) the term of each Program; (b) amongst the Participants, those that shall benefit from each Program; (c) the number of shares subject to the Program subject to usufruct (“Restricted Shares”), cycle, vesting period, terms and conditions for the maintenance of the usufruct and transfer of the ownership of the shares; (d) cycle, vesting period, terms and conditions for the transfer of the shares not subject to usufruct (“Performance Shares”), however the case may be; (e) the type of transfer of the shares, which may be in lots, subject to different grace periods, however the case may be; (f) eventual restrictions to the trading of the shares after the transfer of the ownership to the Participant; (g) the rules for removal of the Participants; (h) possible financial settlement of the obligation to transfer the ownership of the shares, however the case may be, at the Company’s exclusive discretion, and in accordance with the provisions set forth in the Agreement (as defined below); and (i) any other conditions, criteria and specific rules, always in accordance with the general rules provided for in this Plan.

4.1.1.	Notwithstanding the provisions set forth in item 4.1 above, the Board of Directors or the Committee, however the case may be, may approve the adjustments to the Programs and/or Agreements entered into with the Participants resident in other jurisdictions, in order to adjust them to the rules and recommendations applicable to other jurisdictions, provided that in compliance with the (i) purposes established in the Plan and Programs, however the case may be; (ii) global limit referred to in item 8.1 below; and (iii) reference amounts defined in this Plan, under the terms of Clause 7 below.

4.2.	The Board of Directors or the Committee shall create, at least, two different Programs based on the following guidelines:

(i)	Program A, for which the Board of Directors or Committee shall appoint the executives (statutory or designated employees) as Participants and shall define the following conditions, in addition to those set forth in this Plan: (a) implementation of the usufruct related to the equity rights on the total shares subject to Program A on behalf of the Participants; (b) vesting period of, at most, 6 (six) years for the transfer of the ownership of the shares subject to usufruct; and (c) price and payment method for the Participants;

(ii)	Program B, for which the Board of Directors or Committee shall appoint the Executive Officers, designated executive officers and managers as Participants and shall define the following conditions, in addition to those set forth in this Plan: (a) usufruct of the equity rights on 50% (fifty percent) of the shares subject to Program B on behalf of the Participants; (b) Company’s performance goal to which the transfer of ownership of 50% (fifty percent) of the shares subject to Program B (shares not be subject to usufruct) will be subject to; (c) vesting period of 5 (five) years in 3 (three) tranches; (d) lack of burden for the Participants; and (e) possible financial settlement of the obligation to transfer the ownership of the Shares Subject to Program B, at the Company’s exclusive discretion.

4.3.	Notwithstanding the provision set forth in item 4.2 above, the Board of Directors or the Committee, however the case may be, may create other Programs according to the limits and parameters set forth in this Plan.

4.4.	The Board of Directors or the Committee, however the case may be, and always in accordance with the global limit referred to in item 8.1 below and, as applicable, the limits approved by the meetings, may add new Participants in the Programs in progress, determining the number of Shares Subject to the Plan to which the Participant shall be entitled.

4.5.	After the launching of each Program, the Board of Directors or the Committee, however the case may be, shall define the terms and conditions for the usufruct of the Shares Subject to the Plan and for the transfer of the ownership of the Shares Subject to the Plan in the agreement to be entered into between the Company or its subsidiaries and each Participant (“Agreement”), always in accordance with the provisions set forth in this Plan and the respective Program.

4.6.	The transfer of the Shares Subject to the Plan, subject or not to the usufruct, shall solely be performed upon compliance with the conditions and terms set forth in this Plan and respective Programs and Agreements, so that the usufruct and the grant to the right to receive the shares do not represent a guarantee of the transfer of the ownership of the Shares Subject to the Plan.

4.7.	The Board of Directors or Committee, however the case may be, may define, in each Program, that the Participants shall be entitled to the payment of the amount equivalent to the dividends and interest on capital related to the shares not subject to usufruct on behalf of the Participant through the date of the transfer of such shares to the Participants, in cash or shares, in the form established in the respective Program or Agreement.

4.8.	No Share Subject to the Plan shall be transferred to the Participant, unless all legal, regulatory and contractual conditions have been fully complied.

4.9.	No provision of the Plan, of any Program or Agreement shall grant the right to remain an Executive Officer or employee of the Company and it shall not interfere, in any way, with the Company’s rights to remove an Executive Officer or terminate an employee work agreement.

5.	USUFRUCT

5.1.	Under the terms and conditions set forth in the Programs and respective Agreements, it shall be defined the usufruct of the equity rights related to the common shares issued by the Company, held in treasury by the Company or its subsidiaries, which ownership shall be retained by the assignor of the Shares Subject to the Plan subject to usufruct to the Participants, for the period defined in the Program, over which the Participant shall comply with the charges, terms and conditions set forth in this Plan, the Program and respective Agreement.

5.2.	The Participant shall receive in usufruct the equity rights (including the right to dividends) of the Shares Subject to the Plan subject to usufruct, for the period set forth in the respective Agreement.

5.3.	Without prejudice to other conditions that may be established by the Board of Directors or Committee, however the case may be, in each Program, by virtue of the usufruct of the shares, and under the penalty of the termination of the usufruct, followed by the consolidation of the ownership of the respective shares by the assignor, the Participant shall (i) fully dedicate his/her time in the management or as employee of the Company for the respective usufruct periods established in the Program; and (ii) not establish, be dedicated to, be linked to or otherwise act, as Executive Officer or shareholder, holding significant interest (directly and/or indirectly) in competitors, even as potential competitors of the Company.

6.	SHARE TRANSFER

6.1.	In order to be entitled to the ownership of the Shares Subject to the Plan, in any case, the Participant shall (i) fully dedicate his/her time in the management or as employee of the Company for the respective usufruct periods established in the Program; and (ii) not establish, be dedicated to, be linked to or otherwise act, as Executive Officer or shareholder, holding significant interest (directly and/or indirectly) in competitors, even as potential competitors of the Company.

6.2.	Subject to the continuity of the employment and/or statutory relationship, however the case may be, of the Participant with the Company until the termination of the applicable grace period, upon payment of the charges set forth in this Plan, and in accordance with the rules established in each Program and Agreement, the ownership of the Shares Subject to the Plan shall be transferred to the Participant, under the terms and conditions set forth in the respective Program and/or Agreement, upon provision of the proper records.

6.2.1.	The Company’s Executive Board shall undertake all necessary measures to the transfer the Shares Subject to the Plan under this Agreement.

7.	REFERENCE AMOUNT

7.1.	The usufruct and transfer of the ownership of the shares in usufruct may be carried out freely or be subject to burden, according to the respective Program, provided that, in any event, the reference amount per share subject to usufruct, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), in the auction immediately before the signature of the Agreement, in which case 1/3 of the reference amount shall refer to the usufruct and 2/3 of the reference amount shall refer to the transfer of the ownership of the shares.

7.2.	The delivery of the shares that are not subject to usufruct, however the case may be, may be carried out freely or be subject to burden, according to the respective Program, provided that, in these cases, the reference amount per share, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at BM&FBovespa, in the auction immediately before the signature of the Agreement.

8.	GLOBAL VOLUME OF THE PLAN

8.1.	The Participants may receive, in connection with the Plan, the common shares representing, at most, 1% (one percent) of the shares representing the Company’s capital in the approval of this Plan (“Global Volume”). The Global Volume shall solely be adjusted under the terms of item 10 of this Plan.

8.1.1.	For the purposes of this Plan, the common shares held in treasury by the Company or its subsidiaries shall be used or, at the discretion of the Board of Directors or Committee, however the case may be, the securities linked to the common shares issued by the Company (included in the definition of the Shares Subject to the Plan, for the purposes of this Plan), according to the rules issued by the Securities and Exchange Commission – CVM.

8.1.2.	In the event the number of shares in treasury is not sufficient to cover the Plan, the Board of Directors may, at the Company’s discretion, approve the programs for the repurchase of the common shares issued by the Company to comply with the Plan, according to the terms and conditions set forth in applicable legislation and regulation.

9.	DEPARTURE, RETIREMENT, INCAPACITY AND DEATH OF THE PARTICIPANT

9.1.	The Board of Directors or the Committee, as applicable, shall establish, in each Program, the rules applicable to cases of departures of Participants from the Company, by dint of the end of the labor contract, end of a mandate, dismissal or resignation from an executive post, as well as in the events of the retirement, permanent incapacitation or death of Participants, considering also the applicable vesting periods.

10.	ADJUSTMENTS IN THE NUMBER OF SHARES

10.1.	If the number of existing shares of the Company is increased or decreased as a result of stock dividends, splits or reverse splits, the number of shares subject to the Programs and Contracts that have not yet been transferred to Participants shall be adjusted accordingly.

10.1.1.	Adjustments pursuant to the conditions in item 10 above shall be made by the Board of Directors or by the Committee, as applicable, and such decision shall be definitive and obligatory. No fractional shares shall be sold or issued because of any of these adjustments.

11.	DURATION OF THE PLAN

11.1.	The Plan shall become effective upon the approval by the Company’s Shareholders’ Meeting and shall have indeterminate duration.

11.2.	The end of the Plan shall not affect the efficacy of outstanding concessions of Shares Subject to the Plan that will be delivered to Participants in the respective periods and conditions established in the terms of the Programs in effect.

12.	MISCELLANEOUS

12.1.	Corporate Reorganization. In the event of the dissolution, transformation, merger, spin-off or reorganization of the Company, in which the Company is not the company that remains or, in being the company that remains, ceases to have its shares admitted for trading on a stock exchange, the Contracts of the Programs in effect, at the discretion of the Board of Directors or of the Committee, as applicable, may: (i) be transferred to the successor company; (ii) have their vesting periods accelerated; or (iii) be maintained and settled in cash.

12.2.	Adherence. In signing a Contract, each Participant expressly, irrevocably and irreversibly accepts all the terms of the Plan and the Programs, and undertakes to comply in full.

12.3.	Specific Performance. The Plan, the Programs and the Contracts contain obligations that are assumed on an irrevocable basis, and are valid as documents on the basis of which enforcement can be commenced under the terms of the law of civil procedure, binding the contracting parties and their successors under any title and at any time. The parties establish that such obligations entail specific performance, in the form of article 501 of the Brazilian Code of Civil Procedure.

12.4.	Assignment. The rights and obligations stemming from the Plan, the Programs and the Contracts are personal and non-transferrable and may not be assigned or transferred, in whole or in part, by any of the parties, nor given in guarantee of obligations, without the prior written consent of the other party, except if expressly provided for in this Plan.

12.5.	Novation. It is expressly agreed that neither any abstention by any of the parties from exercising any right, power, recourse or faculty assured by law, the Plan, the Programs or Contracts, nor any tolerance of delay in the fulfillment of any obligations by any of the parties, shall constitute novation, nor impede the other party from, at its sole discretion, exercising at any time these rights, powers, recourses or faculties, which are in addition to and do not preclude those provided by law.

12.6.	Forum. The forum of the judicial district of the City of São Paulo, State of São Paulo is elected to the exclusion of any other, howsoever privileged it may be, to settle any disputes as may arise in relation to the Plan, the Programs and/or the Contracts.

12.7.	Matters Not Covered Herein. Any matters not covered herein, doubts or disagreements as may arise on the part of the Company and/or the Participants in relation to the Plan, Programs and/or Contracts shall be corrected by the Board of Directors. Any payment on a claim established through the Plan is subject to all the terms and conditions established herein, which shall prevail in the event of any inconsistency in respect of the dispositions of any contract or document mentioned herein.

EXHIBIT IX – PROPOSAL OF INCREASE IN ULTRAPAR’S CAPITAL

(According to annex 14 of CVM Instruction 481/2009)

EXHIBIT IX – PROPOSAL OF INCREASE IN ULTRAPAR’S CAPITAL

ANNEX 14 (for purposes of CVM Instruction 481/09)

CAPITAL INCREASE OF THE COMPANY

1.	Inform the value of the and of the new capital

Increase of the subscribed and paid in capital stock the amount of one billion, three hundred and thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents (R$ 1,333,065,504.08), from three billion, eight hundred and thirty-eight million, six hundred and eighty-six thousand and one hundred and four Reais (R$ 3,838,686,104.00) to five billion, one hundred and seventy-one million, seven hundred and fifty-five thousand and six hundred and eight Reais and eight cents (R$ 5,171,751,608.08).

2.	Inform the increase method: (a) conversion of debentures or other debt securities in shares; (b) exercise of the subscription or subscription bonus right; (c) capitalization of earnings or reserves; or (d) subscription of new shares

The increase of the capital stock will occur upon the incorporation of the capital stock to the totality of funds registered in the reserve of profit retention, in the amount of one billion, three hundred and thirty-three million, sixty-five thousand and five hundred and four Reais and eight cents (R$ 1,333,065,504.08), without the issuance of new shares, pursuant to article 169 of the Brazilian Corporate Law, considering the complete execution of the capital budgets related to such reserves.

3.	Explain, in detail, the reasons for the capital increase and the legal and economic effects

The referred capitalization of the totality of funds registered in the Company´s reserve of profit retention is justified by the confirmation that these funds were fully applied by the Company in the complete execution of the capital budgets duly approved by the shareholders in previous years.

The capitalization proposed herein will not cause any change in the amount of the Company’s shareholders equity, and, therefore, will not bring financial or economic consequences.

4.	Provide a copy of the opinion issued by the Fiscal Council, if applicable

Transcription of the opinion of the Fiscal Council, issued at the meeting held on 02.22.2017:

“The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), in the exercise of the power granted to it by item II of article 163 of Brazilian corp. Law, examined the proposal, submitted by the Company´s Board, of the increase of the capital stock, without the issuance of new shares, upon the merger of the totality of resources available at the reserve of profit retention, in the amount of one billion, three hundred and thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents (R$ 1,333,065,504.08), considering the complete execution of capital budgets related to such reserve. This proposal, with the consequent change of proposal of the Company´s bylaws, shall be submitted to assessment of the shareholders at the extraordinary shareholders´ meeting.

The Officers, having verified that the theme is in accordance with the legal, regulatory and statutory applicable provisions, within the limits of their competences established by Law nº 6.404/76, GIVE AN OPINION IN FAVOR to its submission to the extraordinary general meeting to be performed together with the general shareholders´ meeting of the Company.”

5.	In the event of capital increase upon subscription of shares

a.	Please describe the allocation of the funds

Not applicable.

b.	Please inform the number of shares issued of each type and class

Not applicable.

c.	Please describe the rights, benefits and restrictions assigned to the shares to be issued

Not applicable.

d.	Inform whether the subscription shall be public or private

Not applicable.

e.	In case the subscription is private, please inform whether related parties, as defined by the accounting rules that address this subject, will subscribe to shares in the capital increase, specifying the respective amounts, if they are already known

Not applicable.

f.	Please inform the issuance price of new shares or the reasons why its stipulation must be delegated to the board of directors, in the event of public offering

Not applicable.

g.	Please inform the par value of the shares issued or, as far as shares without par value are concerned, the portion of the issuance price that will be allocated to the capital reserve

Not applicable.

h.	Please present the management opinion on the effects of the capital stock increase, particularly in regard to the dilution caused by the increase

Not applicable.

i.	Please explain the criterion to calculate the issuance price and justify, in detail, the economic aspects that led to your choice

Not applicable.

j.	If the issuance price has been established with premium or discount in relation to the market value, please identify the reason for the premium or discount and explain how it was determined

Not applicable.

k.	Please provide a copy of all reports and studies that gave support for setting the issuance price

Not applicable.

l.	Inform the price of each of the types and classes of shares in the markets where the shares are being traded, by identifying:

i.	Minimum, average and maximum price of each year, over the last three (3) years;

Not applicable.

ii.	Minimum, average and maximum price of each quarter, over the last two (two) years;

Not applicable.

iii.	Minimum, average and maximum price of each month, over the last 6 (six) months;

Not applicable.

iv.	Average price in the last 90 days

Not applicable.

m.	Please inform the issuance price of shares upon capital increases undertaken within the last three (3) years

Not applicable.

n.	Please inform the prospective dilution percentage resulting from the issuance

Not applicable.

o.	Inform the terms, conditions and form of subscription and full payment of the shares issued

Not applicable.

p.	Inform if the shareholders will be entitled to preemptive rights to subscribe new issued shares and detail the terms and conditions to which right such is subject

Not applicable.

q.	Inform the management’s proposed treatment for possible remainders

Not applicable.

r.	Describe, in detail, the procedures which will be adopted if partial ratification of the increase in capital is foreseen

Not applicable.

s.	Whether the issuance price of the shares will be fully or partially performed in assets:

i.	Present full description of the assets

Not applicable.

ii.	Clarify the relationship between the incorporated assets included in the company’s shareholders equity and its corporate purpose.

Not applicable.

iii.	Provide a copy of the appraisal report of the assets, if available.

Not applicable.

6.	In the event of capital increase upon capitalization of earnings or reserves

a.	Inform the possible change in the par value of shares, if any, or distribution of new shares to the shareholders

The increase of the capital stock will not imply (i) change of the par value of the shares, given that the Company’s shares do not have a par value or (ii) issuance of new shares.

b.	Inform whether the capitalization of earnings or reserves shall be performed with or without change in the number of shares, in the companies with shares without par value

The increase of the capital stock will not imply changes of number of shares issued by the Company, in view that there will not be issuance of new shares.

c.	In the event of distribution of new shares

i.	Please inform the number of shares issued of each type and class

Not applicable.

ii.	Inform the percentage to be received by the shareholders in terms of shares.

Not applicable.

iii.	Please describe the rights, benefits and restrictions assigned to the shares to be issued

Not applicable.

iv.	Inform the acquisition cost, in Reais per share, to be attributed so that the shareholders comply with article 10, Law 9249, of December 26, 1995

Not applicable.

d.	Inform the term set forth in § 3, article 169, of Brazilian corp. Law

Not applicable, in view that there will be no issuance of new shares.

e.	Inform and provide information and documents according to item 5 above, if applicable

Not applicable, in view that there will not be issuance of new shares.

7.	In the event of capital increase upon conversion of debentures or other debt securities into shares or exercise of the subscription bonus

Not applicable.

8.	The provision of items 1 to 7 of this Annex will not be applied to the capital increases resulting from the option plan, case in which the issuer shall inform:

a.	Date of the general shareholders’ meeting in which the option plan was approved

Not applicable.

b.	Value of the capital increase and of the new capital stock

Not applicable.

c.	Please inform the number of shares issued of each type and class

Not applicable.

d.	Subscription price of new shares

Not applicable.

e. Inform the price of each of the types and classes of shares in the markets where the shares are being traded, by identifying:

i.	Minimum, average and maximum price of each year, over the last three (3) years.

Not applicable.

ii.	Minimum, average and maximum price of each quarter, over the last two (2) years;

Not applicable.

iii.	Minimum, average and maximum price of each month, over the last six (6) months.

Not applicable.

iv.	Average price in the last 90 days

Not applicable.

f.	Prospective dilution percentage resulting from the issuance

Not applicable.

EXHIBIT X – REPORT ON THE SOURCE AND RATIONAL FOR THE PROPOSED

AMENDMENTS TO THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

EXHIBIT X – REPORT ON THE SOURCE AND RATIONAL FOR THE PROPOSED AMENDMENTS TO THE

BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

(Pursuant to article 11 of CVM Instruction 481/09)

Amendments	Explanation

Article 5. The subscribed and paid-in capital stock is R$5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by 556,405,096 (five hundred fifty-six million, four hundred five thousand, ninety-six) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Capital stock amount adjustment to reflect the increase resulted from the incorporation of the total amount recorded in the retained profit reserve, in the amount of R$1,333,065,504.08 (one billion, three hundred thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents), with no issuance of new shares, considering the complete execution of the capital budget linked to such reserve.

Article 15.

(... )

§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People and Organization Committee, as provided for in Article 42 herein.

Change of the denomination of the committee to better reflect the duties performed by the body, pursuant to article 42, sole paragraph of the Bylaws.

Article 28.

(... )

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Organization Committee’s proposal;

Change of the denomination of the committee to better reflect the duties performed by the body, pursuant to article 42, sole paragraph of the Bylaws.

Article 38.

(...)

b) People and Organization Committee.

§ 1 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 2 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, People and Organization Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Change of the denomination of the committee in article 38, item b) and in paragraph 2 to better reflect the duties performed by the body, pursuant to article 42, sole paragraph of the Bylaws.

Exclusions to provide greater flexibility to the Board of Directors in the assessment of the need to maintain its committees and to enhance the language of the phrase.

Section II –People and Organization Committee	Change of the denomination of the committee to better reflect the duties performed by the body, pursuant to article 42, sole paragraph of the Bylaws.

Article 42. The People and Organization Committee shall be comprised of four (4) members , two (2) of which shall be Independent Directors, and the others may be Directors or not.

Sole Paragraph. The People and Organization Committee shall:

(a)    propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b)    propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

(c)    ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d)    carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Change (a) of the denomination of the committee to better reflect the duties performed by the body, pursuant to article 42, sole paragraph of the Bylaws; and (b) the composition of the committee for greater flexibility of the Board of Directors to appoint members who may contribute to its activities.

Change of the denomination of the committee to better reflect the duties performed by the body, pursuant to article 42, sole paragraph of the Bylaws.

GLOSSARY

GLOSSARY

References in the items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ALE” are to Alesat Combustíveis S.A.;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“American Chemical” are to American Chemical I.C.S.A;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

“ABRAFARMA” are to Associação Brasileira de Farmácias e Drogarias, the Brazilian Association of Pharmacies and Drugstores;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“BM&FBOVESPA” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian antitrust regulation agency;

“Chevron” are to Chevron Brasil Lubrificantes Ltda.;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A.

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

“FGTS” are to Fundo de Garantia do Tempo de Serviço;

“LPG” are to liquefied petroleum gas;

“IFRS” are to International Financial Reporting Standards;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“Liquigás” are to Liquigás Distribuidora S.A.;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“Note” or “Notes” are to Notes to the Consolidated Financial Statements of Ultrapar for the year ended December 31, 2015;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Temmar” are to Terminal Marítimo do Maranhão S.A.;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG and;

“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar.

REMOTE VOTING FORM

REMOTE VOTING FORM

SHAREHOLDERS’ MEETING—ULTRAPAR PARTICIPACOES S.A. of 04/19/2017

Name

Shareholder’s CNPJ or CPF

Filling instructions

This form for the Annual and Extraordinary General Shareholders’ meeting (“Shareholders’ Meeting”) shall be filled if the shareholder chooses to exercise its voting right remotely, pursuant to CVM Instruction 481/09.

In this case, it is mandatory that the fields above are filled with the shareholder’s full name (or corporate name) and the Corporate or Individual Taxpayers’ Number at the Ministry of Finance (CNPJ and CPF), in addition to an e-mail address for possible contact.

In order for this voting form to be valid and the votes hereby given to be accounted at the Shareholders’ Meeting quorum, the following instructions shall be fulfilled:

•    The fields of this form must be duly filled;

•    Every page of the form must be initialed;

•    The shareholder or its legal representative(s), as the case may be and under legislation in force, must sign the form;

•    The Company requires signature’s notarization.

Once the form and the required documentation is received, the Company will notify the shareholder about its receipt and whether it was accepted or not, under CVM Instruction 481/09. If the voting form is not fully filled or it is not accompanied by the supporting documents, the form will be disregarded and the shareholder will be informed through the e-mail provided.

The form and other supporting documents shall be filed at the Company up to 7 days from the Shareholders’ Meeting date, that is, until 04/13/17. Forms received by the Company after the date will not be considered.

For further information, please check the Management Proposal and the Manual for shareholders’ participation available at ri.ultra.com.br

Delivery guidance, indicating the option to directly submit to the company or submit filling instructions to the bookkeeper or the custodian

The shareholder who chooses to exercise his/her/its voting right remotely may:

A. Submit the form to the Company

In order to do so, he/she/it shall submit the following documents:

•    Original copy of this form duly filled, signed and with all pages initialed;

•    Certified copy of the following documents:

i)       Individuals: (i) ID card with shareholder’s picture (RG, foreigner’s identity card – RNE, driver’s license – CNH or professional class identification cards that are officially recognized); (ii) if attorney-in-fact, ID with his/her picture and power of attorney.

ii)     Legal entities: (i) consolidated articles of incorporation or articles of organization and corporate acts evidencing the representation powers (minute of officers’ election and/or power of attorney); (ii) ID card with picture of legal representative(s); (iii) in the event of attorney-in-fact, ID card with his/her/its picture and power of attorney.

iii)    Investment funds: (i) evidence of fund’s manager capacity conferred upon individual or legal entity representing it at the GESM or power of attorney granting such powers; (ii) corporate act of legal entity manager conferring powers to the representative or to whomever he/she/it has granted the power of attorney; (iii) if the representative or the attorney-in-fact is a legal entity, the same documents listed in item “Legal entity” shall be submitted.

B. Voting exercise through service providers

The shareholder who chooses to exercise his/her/its voting right remotely through service providers shall contact his/her/its custodians/bookkeeper, in compliance with the rules determined by them, to submit the voting instructions.

For futher information, please check the Management Proposal and the Manual for shareholders’ participation available at ri.ultra.com.br

Postal and e-mail address for submission of remote voting form, if the shareholder wishes to deliver the document directly to the company

Address: Avenida Brigadeiro Luiz Antônio, 1343, 8ºandar, Bela Vista CEP 01317-910

São Paulo/SP – Brazil

To the attention of the “Relações com Investidores” (Investor Relations)

E-mail: Invest@ultra.com.br

The shareholder may, if preferable, submit electronic copies of this form and the documents to the Company’s e-mail address, provided that the original copy of the voting form and the certified copies of the required documents are also sent to the address mentioned above until 04/13/17.

Appointment of institution hired by the company to provide the securities bookkeeping services, with name, physical and electronic address, telephone and person in charge.

Itaú Corretora de Valores

Address: Rua Ururaí, 111, Torre B, térreo, Tatuapé

CEP 03084-010

São Paulo/SP – Brazil

Service channel for shareholders:

(11) 3003-9285 (capitals and metropolitan regions)

0800 7209285 (other locations)

Business days from 9h to 18h

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Shareholders’ Meeting

Simple Resolution

1.      Analysis and approval of the Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2016 together with the report from the Independent Auditors and the opinion from the Fiscal Council, according to the Management Proposal.

[   ] Approve [   ] Decline [  ] Abstain

Simple Resolution 2. Allocation of net earnings for the fiscal year ended on December 31, 2016, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 3. Setting in 9 the number of members to be elected to the Board of Directors, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Election of board of directors by a single slate

4.      Appointment of all the names comprising the slate – sole slate

ALEXANDRE GONÇALVES SILVA (INDEPENDENT)

CARLOS TADEU DA COSTA FRAGA (INDEPENDENT)

JORGE MARQUES TOLEDO CAMARGO (INDEPENDENT)

JOSÉ MAURICIO PEREIRA COELHO (INDEPENDENT)

LUCIO DE CASTRO ANDRADE FILHO

NILDEMAR SECCHES (INDEPENDENT)

OLAVO EGYDIO MONTEIRO DE CARVALHO (INDEPENDENT)

PAULO GUILHERME AGUIAR CUNHA

PEDRO WONGTSCHOWSKI

[   ] Approve [   ] Decline [   ] Abstain

5.      If a candidate comprising the chosen slate is no longer part of it, may the votes corresponding to your shares be conferred to the chosen slate?

[   ] Yes [   ] No

6.      If cumulative vote is adopted, do you want to distribute the vote in percentages for the candidates comprising the chosen slate?

[   ] Yes [   ] No

7.      List of all candidates comprising the slate to indicate percentage (%) of votes to be attributed

ALEXANDRE GONÇALVES SILVA (INDEPENDENT) [   ] %

CARLOS TADEU DA COSTA FRAGA (INDEPENDENT) [   ] %

JORGE MARQUES TOLEDO CAMARGO (INDEPENDENT) [   ] %

JOSÉ MAURICIO PEREIRA COELHO (INDEPENDENT) [   ] %

LUCIO DE CASTRO ANDRADE FILHO [   ] %

NILDEMAR SECCHES (INDEPENDENT) [   ] %

OLAVO EGYDIO MONTEIRO DE CARVALHO (INDEPENDENT) [ ] %

PAULO GUILHERME AGUIAR CUNHA [   ] %

PEDRO WONGTSCHOWSKI [   ] %

Simple Resolution 8. Approval of the Management’s compensation, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Election of the members of the Fiscal Council – Limit of vacancies to be filled: 3

9.      Appointment of candidates to the Fiscal Council (the shareholder may appoint as many candidates as the number of vacancies to be filled at the general election)

FLAVIO CÉSAR MAIA LUZ (EFFECTIVE) / MÁRCIO AUGUSTUS RIBEIRO (ALTERNATE)

[   ] Approve [   ] Decline [   ] Abstain

GERALDO TOFFANELLO (EFFECTIVE) / PEDRO OZIRES PREDEUS (ALTERNATE)

[   ] Approve [   ] Decline [   ] Abstain

NILSON MARTINIANO MOREIRA (EFFECTIVE) / PAULO CESAR PASCOTINI (ALTERNATE)

[   ] Approve [   ] Decline [   ] Abstain

Simple Resolution 10. Approval of Fiscal Council’s compensation, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 11. Proposal of new stock-based incentive plan, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

12.    Incorporation of the total amount registered in the retained profit reserve, without the issuance of new shares, according to the Management Proposal.

[   ] Approve [   ] Decline [   ] Abstain

Simple Resolution 13. Amendment and consolidation of Ultrapar’s Bylaws, according to the Management Proposal. [ ] Approve [ ] Decline [ ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

E-mail:

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [ nationality ], [ civil status ], [occupation ], bearer of the identity document, number [•] [ issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, single, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-SSP/SP, professional identity card OAB/SP under nr. 256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48, FLÁVIA HELENA DA SILVA MELLO MOURA, Brazilian, married, lawyer, national identity RG nr. 35.114.378-6-SSP/SP, professional identity card OAB/SP under nr. 293.405 and enrolled at the Taxpayers Register CPF/MF under nr. 011.592.781-64; GIOVANNA FERNANDES PAULIN, Brazilian, single, lawyer, national identity RG nr. 43.958.874-1 SSP/SP, professional identity card OAB/SP under nr. 348.345 and enrolled at the Taxpayers Register CPF/MF under nr. 369.022.888-36, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Ordinary and Extraordinary General Meeting to be held at 4:00 p.m., on April, 19, 2017, at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Annual and Extraordinary General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

(1)	To approve the Management Report and the Financial Statements of the Company for the fiscal year ending December 31, 2016:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(2)	To approve the proposal for the allocation of the Company’s net earnings for the fiscal year ending December 31, 2016:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(3)	To set the number of members to be elected to the Board of Directors of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(4)	With respect to the election of the Company’s Board of Directors, to exercise the vote of the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally among all members of the slate:

Vote for the Slate	Vote against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(5)	To set the compensation of the members of Management as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(6)	To elect the members of the Fiscal Council as proposed by the Management of the Company:

Effective Member	Alternate Member
Flavio Cesar Maia Luz	Márcio Augustus Ribeiro
Geraldo Toffanello	Pedro Ozires Predeus
Nilson Martiniano Moreira	Paulo Cesar Pascotini

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(7)	To set the compensation of the Fiscal Council as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(8)	To approve the proposal for a new stock-based compensation plan:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(9)	To approve the incorporation of the total amount registered in the retained profit reserve, which will result in Ultrapar’s capital increase, without the issuance of new shares:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(10)	To approve the amendment and consolidation of Ultrapar’s Bylaws:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Annual and Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [ Month ] 2017.

[ Shareholder ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors held on March 13, 2017 and Manual for Shareholders’ Partipation)